U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For September 26, 2005
TRAMFORD INTERNATIONAL LIMITED
Room 2413, 24/F., Shui On Centre
8 Harbour Road, Wanchai, Hong Kong
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☑           No ☐
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): -

TRAMFORD INTERNATIONAL LIMITED
Room 2413-18, Shui On Centre, 8 Harbour Road, Hong Kong
September 21, 2005
Dear Stockholder:
     You are cordially invited to attend the 2005 Meeting of Stockholders (the “Meeting”) to be held at the Company’s offices located at Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong on October 21, 2005 at 10:00 a.m., Hong Kong time. The matters to be acted upon at the Meeting are set forth and described in the Notice of 2005 Meeting and Proxy Statement which are attached hereto. We request you to read all of them carefully.
     We hope that you will attend the Meeting. However, if you are not able to attend the Meeting, we urge you to sign, date and return the enclosed Proxy Card in the enclosed postage prepaid envelope (if mailed in the United States). You may, of course, attend the Meeting and vote in person even if you have signed and returned your Proxy Card to us.

Sincerely,

/s/ Michael Siu

Michael Siu
Secretary
IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN
THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

TRAMFORD INTERNATIONAL LIMITED
Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong
NOTICE OF 2005 MEETING OF STOCKHOLDERS
TO BE HELD ON OCTOBER 21, 2005
To the Stockholders of Tramford International Limited:
     NOTICE IS HEREBY GIVEN that the 2005 Meeting of Stockholders (the “Meeting”) of Tramford International Limited (“Tramford” or the “Company”) will be held at Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong, October 21, 2005 at 10:00 a.m., Hong Kong time, to consider and act upon the following matters:
1.	To elect eleven (11) directors to serve until the end of the next annual meeting of Stockholders and until their respective successors are elected and qualified;

2.	To consider and, if thought fit, pass the following resolution as Special Resolution:

“THAT the Company’s Memorandum and Articles of Association be amended as set out in the Proposal 2 of the Proxy Statement accompanying with this Notice;”

3.	To consider and, if thought fit, pass the following resolution as Special Resolution:

“THAT the acquisition by the Company of the 51% equity interest in Future Solutions Development Inc. (“FSD”) and the option to acquire the remaining 49% equity interest in FSD be approved;”

4.	To approve the 2005 Stock Option Plan;

5.	To ratify and approve the appointment of PricewaterhouseCoopers as the Independent Registered Public Accounting Firm for the Company for the fiscal year ending December 31, 2005; and

6.	To transact such other business which may properly come before the Meeting or any adjournment or postponement thereof.
     Information regarding the matters to be acted upon at the Meeting is contained in the accompanying Proxy Statement.
     The close of business on September 16, 2005 was fixed as the record date for the determination of Stockholders entitled to receive the notice of and vote at the Meeting or any adjournments thereof.

     All stockholders are cordially invited to attend the meeting. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy promptly. Stockholders who execute proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience.

By Order of the Board of Directors,

/s/ Michael Siu

Michael Siu
Secretary

September 21, 2005

ANNUAL MEETING OF STOCKHOLDERS
VOTING SECURITIES
PRINCIPAL STOCKHOLDERS
EXECUTIVE OFFICERS
AUDIT COMMITTEE REPORT (1)
COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION (1)
CODE OF ETHICS
EXECUTIVE COMPENSATION
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
Proposal 2
Proposal 3
Proposal 4
Proposal 5
MISCELLANEOUS
GENERAL
WHERE YOU CAN FIND MORE INFORMATION
STOCKHOLDER PROPOSALS
Annex A
Annex A1
Annex B
Annex C
SIGNATURE

It is important that your shares be represented at the Meeting. Each Stockholder is urged to sign, date and return the enclosed proxy card which is being solicited on behalf of the Board of Directors. An envelope addressed to the Company’s transfer agent is enclosed for that purpose and needs no postage if mailed in the United States.
TRAMFORD INTERNATIONAL LIMITED
Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong
PROXY STATEMENT
ANNUAL MEETING OF STOCKHOLDERS
     This Proxy Statement (the “Proxy Statement”) is furnished to holders (the “Stockholders”) of the common stock at par value of US$0.01 each (“Common Stock” or “Shares”) of Tramford International Limited (the “Company”) in connection with the solicitation by and on behalf of its Board of Directors of proxies (“Proxy” or “Proxies”) for use at the 2005 Meeting of Stockholders (the “Meeting”) to be held on October 21, 2005 at 10:00 a.m. (Hong Kong time), at Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong, and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of 2005 Meeting of Stockholders (the “Notice”). The cost of preparing, assembling and mailing the Notice, this Proxy Statement and Proxies is borne by the Company. The Company will also reimburse brokers who are holders of record of Common Stock for their expenses in forwarding Proxies and Proxy soliciting materials to the beneficial owners of such shares. In addition to the use of mails, Proxies may be solicited without extra compensation by directors, officers and employees of the Company by telephone, telecopy, telegraph or personal interview. The approximate mailing date of this Proxy Statement is September 26, 2005.
     Unless otherwise specified, all proxies, in proper form, received by the time of the Meeting will be voted for the election of all nominees named herein to serve as directors and in favor of each of the proposals set forth in the accompanying Notice as described below.
     A Proxy may be revoked by a Stockholder at any time before its exercise by filing with Michael Siu, the Secretary of the Company, at the address set forth above, an instrument of revocation or a duly executed proxy bearing a later date, or by attendance at the Meeting and electing to vote in person. Attendance at the Meeting will not, in and of itself, constitute the revocation of a Proxy.
     The close of business on September 16, 2005 has been fixed by the Board of Directors as the record date (the “Record Date”) for the determination of Stockholders entitled to receive notice of and to vote at the Meeting and any adjournment thereof.
     The presence in person or by proxy of not less than 65% of the votes of the shares entitled to vote on the resolutions is required to constitute a quorum of the meeting for the transaction of business. Proxies submitted which contain abstentions or broker non-votes will be deemed present at the Meeting for determining the quorum.

VOTING SECURITIES
     Only holders of shares of Common Stock of record at the close of business on September 16, 2005 are entitled to vote at the Meeting. On the record date, the Company had outstanding and entitled to vote 6,894,497 Shares. For purposes of voting at the Meeting, each Share is entitled to one vote upon all matters to be acted upon at the Meeting. Not less than 65% of the votes of the outstanding Shares represented at the Meeting in person or by proxy shall constitute a quorum. The affirmative vote of a plurality of the votes present in person or represented by proxy and entitled to vote at the Meeting is required on the election of directors. Pursuant to the Company’s existing Memorandum and Articles of Association relating to special resolutions, not less than 75% of the votes present in person or represented by proxy and entitled to vote at the Meeting and cast at the Meeting is required for approval of the amendment to the Company’s Memorandum and Articles of Association. Pursuant to the Company’s existing Memorandum and Articles of Association relating to special resolutions, the affirmative vote of not less than 75% of the votes present in person or represented by proxy cast at the Meeting is required for approval of the acquisition of the equity interest in FSD. The affirmative vote of a majority of votes cast at the Meeting will be required to approve the 2005 Stock Option Plan and to ratify the appointment of PricewaterhouseCoopers as our independent registered public accounting firm. Any Shares not voted (whether by abstention, broker non-vote or otherwise) in respect to any matter are not considered as votes cast.

PRINCIPAL STOCKHOLDERS
     The following table sets forth, as of September 16, 2005, certain information concerning the beneficial ownership of the Shares by (i) each stockholder known by the Company to own beneficially five percent or more of the outstanding Shares; (ii) each director and each nominee for director of the Company; (iii) each executive officer of the Company; and (iv) all executive officers and directors of the Company as a group, and their percentage ownership and voting power.

	Shares	Percent of Shares
	Beneficially	Beneficially
	Owned (2)	Owned
Name and Address of Beneficial Owner (1)
Each stockholder known by the Company to own beneficially five percent or more of the outstanding Shares:
Beijing Holdings Limited	3,252,882	47.18%
Room 4301, Central Plaza, 18 Harbour Road,
Wanchai, Hong Kong

China Internet Technology Co. Ltd	1,186,441	17.21%
C/O Room 2413-18, Shui On Centre
8 Harbour Road, Wanchai, Hong Kong

Great Legend Internet Technology and Service Co. Ltd	508,474	7.38%
C/O Room 2413-18, Shui On Centre
8 Harbour Road, Wanchai, Hong Kong

Each director and each nominee for director of the Company:
Changshan Zhao	0	*
Jeff Qian	0	*
Alan Li	0	*
Ju Zhang	0	*
Michael Siu	0	*
Peter Fu	0	*
L C Wan	0	*
Meng Wan	0	*
Yezhong Ni	0	*
Weidong Wang	0	*
Xinping Shi	0	*

	Shares	Percent of Shares
	Beneficially	Beneficially
	Owned (2)	Owned
Each executive officer of the Company:
Changshan Zhao, Chairman of the Board and Director	0	*
Jeff Qian, Chief Executive Officer and Director	0	*
Alan Li, Co-Chief Executive Officer (Greater China) and Director	0	*
Michael Siu, Chief Financial Officer, Company Secretary and Director	0	*
Aaron Zhu, Co-Chief Executive Officer (International)	0	*
Zhenwei Lu, Chief Investment Officer	0	*

All executive officers and directors of the Company
As a group (eleven persons)	0	*

*	Less than one percent.
(1)	Unless otherwise indicated, the address of such individual is c/o Tramford International 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong.

(2)	In computing the number of shares beneficially owned by a person and the percentage ownership of a person, shares of common stock of the Company subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.
EXECUTIVE OFFICERS
     The following sets forth, as of September 16, 2005, the names and ages of our executive officers, their respective positions and offices, and their respective principal occupations or brief employment history.

Name	Age	Positions with the Company
Changshan Zhao	40	Chairman of the Board and Director
Jeff Qian	42	Chief Executive Officer and Director
Alan Li	37	Co-Chief Executive Officer (Greater China) and Director
Michael Siu	36	Chief Financial Officer, Secretary and Director
Aaron Zhu	37	Co-Chief Executive Officer (International)
Zhenwei Lu	34	Chief Investment Officer

     Changshan Zhao, aged 40, a nominee of Beijing Holdings Limited (“Beijing Holdings”), the 47.18% Stockholder of the Company, has held the position as the Chairman of the Board since February 8, 2005. He also was the Vice-Chairman and General Manager of Beijing Holdings. Mr. Zhao obtained his masters degree in Business Administration in the Guanghua School of Management of the Beijing University. He was appointed the Vice-Chairman and General Manager of Beijing Holdings in November 2003. Prior thereto, he was a senior officer of the Beijing People’s Municipal Government (“BPMG”).
     Jeff Qian, aged 42, a nominee of Beijing Holdings, has held the positions of Executive Director and Chief Executive Officer of the Company since March 29, 2005. Mr. Qian graduated from the Economics and Management School of the Beijing Industrial University with a bachelors degree in Economics in 1986. From 1986 to 1993, he worked as an economic analyst in the Statistics Bureau of the BPMG. From 1993 to 1996, he worked as an independent auditor in Hong Kong and from 1996 to 1998, he worked as the Project Chief Financial Officer of the TA Orient Telecommunication Co., Ltd. Since 1998, he worked as the Finance Manager of Beijing Holdings and was promoted to the Chief Financial Officer of Beijing Holdings in March 2005. Mr. Qian has extensive experience in mergers and acquisitions, corporate restructuring and financial management.
     Alan Li, aged 37, has held the positions of Co-Chief Executive Officer (Greater China) and Executive Director of the Company since May 24, 2005. Mr. Li obtained his masters degree in Business Administration from Murdoch University, Australia. From 2003 until he joined the Company, Mr. Li was also an Executive Director of Sheung Tai Investment Limited, a company engaged in investment and mergers and acquisitions of hospitals and large pharmaceuticals factories in China. From 2000 to 2002, Mr. Li had been the Executive Director and Vice President of Linchest Technology Ltd. (“Linchest”) and while he was with Linchest it achieved 60% of market share of the School Management education software in China. Mr. Li has extensive experience in management, financial planning and investments in China, and particularly, he has considerable experience in overseas listing of Chinese companies. Mr. Li is currently responsible for business development, mergers and acquisitions and capital market development of the Company in the Greater China Region.
     Michael Siu, aged 36, has held the position of Executive Director of the Company since February 8, 2005 and has served as the Chief Financial Officer and Secretary of the Company since September 1997. He is currently a fellow member of the Association of Chartered Certified Accountants and associate member of the Hong Kong Institute of Certified Public Accountants.
     Aaron Zhu, aged 37, has held the position of Co-Chief Executive Officer (International) of the Company since May 24, 2005. Mr. Zhu obtained his bachelors degree in Economics in 1990 from the Shenzhen University of China and a masters degree in Business Administration from Regent University in 1992 in Virginia, U.S.A. From 1992 to 1994, Mr. Zhu worked as an investment analyst for U.S. Media Corporation. In 1994, Mr. Zhu joined Fourth Shift Corporation of Minneapolis as a business consultant and financial controller of its Asia subsidiary until 1997. From 1997 to 2000, Mr. Zhu worked as Vice President and Controller for Harrington Corporation based in Illinois. From 2000 to 2004, Mr. Zhu was one of the founders and an Executive Director of DiChain Holdings, a Hong Kong based investment holding company. During that period, Mr. Zhu functioned as Executive Director for

China Merchants DiChain (Asia), a Hong Kong listed company; Executive Director and Chief Financial Officer of China Technology Global Corporation, an OTCBB listed company and Executive Director and President of China Pharmaceuticals International, an OTCBB listed company. Mr. Zhu has extensive experience in strategic business planning and development of international public listed companies. Mr. Zhu is currently responsible for U.S. capital market management and strategic international business planning and development of the Company.
     Zhenwei Lu, aged 34, has held the position of Chief Investment Officer of the Company since May 24, 2005. Mr. Lu obtained his bachelors degree from Shanghai Marine College and a masters degree from Zhong Nan Finance, Politics and Law University. He was the Vice General Manager of China Merchants Technology Holdings Company Limited (“CMTH”). Previously Mr. Lu had served as an executive of China Merchants Group at its Guangzhou office from July 9 to September 16, 1993. He then held the position as an executive of Shenzhen Haihong Chemicals Co., Ltd. until August 16, 1996. Mr. Lu was also and the Finance Manager of Hong Kong Haitong Limited from August 1996 until December 31, 1998. Concurrently with his roles above, Mr. Lu also served as the Finance Manager and Assistant to the General Manager of Shenzhen Zhaoxun Communication Co. Ltd. from March 17, 1997 to December 31, 2000, and Assistant to General Manager of CMTH and Shenzhen Merchants Technology Investment Holdings Co., Ltd from January 1, 1999 to February 28, 2005. Mr. Lu is currently responsible for strategic corporate investment and mergers and acquisitions of the Company in the Greater China Region.

Proposal 1
ELECTION OF DIRECTORS
     Members of the Nominating Committee had evaluated the performance of all members of the Board of Directors and unanimously resolved by a written resolution to recommend all the incumbent directors to be nominated for re-election to the Board of Directors upon the expiration of their respective terms.
     The Nominating Committee comprises three independent directors, Dr. Meng Wan, Mr. Weidong Wang and Dr. Xinping Shi. The Nominating Committee was established pursuant to a board resolution adopted on July 28, 2005 granting it the authority to (i) identify individuals qualified to become Board members, (ii) recommend to the Board candidates to fill Board vacancies and newly-created director positions, (iii) recommend whether incumbent directors should be nominated for re-election to the Board upon the expiration of their term, and (iv) oversee the evaluation of the Board’s performance.
     At the Meeting, Stockholders will elect eleven (11) directors, who have been recommended by the Company’s Nominating Committee to serve the Board of Directors until the next annual meeting of Stockholders and until their respective successors are elected and qualified. Unless otherwise directed, the persons named in the Proxy intend to cast all Proxies received for the election of Changshan Zhao, Jeff Qian, Alan Li, Ju Zhang, Michael Siu, Peter Fu, L C Wan, Meng Wan, Yezhong Ni, Weidong Wang and Xinping Shi (the “Nominee” or collectively, the ‘Nominees’) to serve as directors upon their nomination at the Meeting. All Nominees currently serve on the Board of Directors and their terms will expire at the Meeting. Each Nominee has advised the Company of his willingness to continue serving the Board of Directors as a director of the Company if he is re-elected at the Meeting. Should any Nominee become unavailable for election to the Board of Directors for any reason, the persons named in the Proxies shall have discretionary authority to vote the Proxies for one or more alternative Nominees who will be designated by the Board of Directors.

Directors and Executive Officers
     The directors and executive officers of the Company and their present positions with the Company are as follows:

Name	Age	Positions with the Company
Changshan Zhao	40	Chairman of the Board and Director
Jeff Qian	42	Co- Chief Executive Officer and Director
Alan Li	37	Co-Chief Executive Officer (Greater China) and Director
Ju Zhang	42	Director
Michael Siu	36	Chief Financial Officer, Secretary and Director
Peter Fu (1) (2)	50	Director
L C Wan (1) (2)	44	Director
Meng Wan (3)	41	Director
Yezhong Ni (1) (2)	35	Director
Weidong Wang (3)	39	Director
Xinping Shi (3)	39	Director
Aaron Zhu	37	Co-Chief Executive Officer (International)
Lu Zhen Wei	34	Chief Investment Officer

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee
     Peter Fu, L C Wan and Yezhong Ni are independent directors and, if they are re-elected, they will become members of the Audit Committee and Compensation Committee of the Company. L C Wan will also become the financial expert of the Audit Committee. Meng Wan, Weidong Wang and Xinping Shi are independent directors and, if they are re-elected, they will become members of the Nominating Committee of the Company.
     All directors of the Company hold office until the next annual meeting of Stockholders or until their successors have been elected and qualified. The officers of the Company elected by the Board of Directors at the first meeting after each annual meeting of the Company’s Stockholders shall hold office pursuant to their terms of employment subject to the discretion of the Board of Directors.
Information about Nominees and Officers
     Set forth below is certain information with respect to each nominee and officer:
     Changshan Zhao, aged 40, a nominee of Beijing Holdings, the 47.18% Stockholder of the Company, has held the position as the Chairman of the Board since February 8, 2005. He also was the Vice-Chairman and General Manager of Beijing Holdings. Mr. Zhao obtained his masters degree in Business Administration in the Guanghua School of Management of the Beijing University. He was appointed the Vice-Chairman and General Manager of Beijing Holdings in November 2003. Prior thereto, he was a senior officer of the BPMG.

     Jeff Qian, aged 42, a nominee of Beijing Holdings, has held the positions of Executive Director and Chief Executive Officer of the Company since March 29, 2005. Mr. Qian graduated from the Economics and Management School of the Beijing Industrial University with a bachelors degree in Economics in 1986. From 1986 to 1993, he worked as an economic analyst in the Statistics Bureau of the BPMG. From 1993 to 1996, he worked as an independent auditor in Hong Kong and from 1996 to 1998, he worked as the Project Chief Financial Officer of the TA Orient Telecommunication Co., Ltd. Since 1998, he worked as the Finance Manager of Beijing Holdings and was promoted to the Chief Financial Officer of Beijing Holdings in March 2005. Mr. Qian has extensive experience in mergers and acquisitions, corporate restructuring and financial management.
     Alan Li, aged 37, has held the positions of Co-Chief Executive Officer (Greater China) and Executive Director of the Company since May 24, 2005. Mr. Li obtained his masters degree in Business Administration from Murdoch University, Australia. From 2003 until he joined the Company, Mr. Li was also an Executive Director of Sheung Tai Investment Limited, a company engaged in investment and mergers and acquisitions of hospitals and large pharmaceuticals factories in China. From 2000 to 2002, Mr. Li had been the Executive Director and Vice President of Linchest Technology Ltd. (“Linchest”) and while he was with Linchest it achieved 60% of market share of the School Management education software in China. Mr. Li has extensive experience in management, financial planning and investments in China, and particularly, he has considerable experience in overseas listing of Chinese companies. Mr. Li is currently responsible for business development, mergers and acquisitions and capital market development of the Company in the Greater China Region.
     Ju Zhang, aged 42, has held the position of Executive Director of the Company since May 24, 2005. Mr. Zhang obtained his masters degree from the Chinese Academy of Social Sciences in Philosophy and a bachelors degree from Tsinghua University in Energy Engineering. He was the Deputy Chairman and General Manager of CMTH, a wholly owned subsidiary of the China Merchant Group, one of the largest state-owned enterprises directly under the administration of the China State Council and having its business zones all across Hong Kong and China in real estate, energy, logistics and technology, and the largest ports, highways, and industrial zones investor and operator in China. Mr. Zhang was also the Associate Professor of Chinese Academy of Medical Sciences and Peking Union Medical College, the Assistant Director of Department of Research in National Committee of Science & Technology and Department of Research in Chinese Ministry of Science & Technology.
     Michael Siu, aged 36, has held the position of Executive Director of the Company since February 8, 2005 and has served as the Chief Financial Officer and Secretary of the Company since September 1997. He is currently a fellow member of the Association of Chartered Certified Accountants and associate member of the Hong Kong Institute of Certified Public Accountants.
     Peter Fu, aged 50, has held the positions of Independent Director and member of the Audit Committee of the Company since April 5, 2005 and the position of member of the Company’s Compensation Committee since May 24, 2005. Mr. Fu began his career in the finance industry in 1978 after his gradation from Wharton School, University of Pennsylvania. He made his mark as one of top institutional sales in Hong Kong when he worked for HG Asia (currently known as ABN Amro) in the mid-80s. Since then, Mr. Fu had taken up senior sales positions in other investment banks including

Citicorp Vickers and Barings Securities in Hong Kong. For the ten years between late 1991 and early 2001, Mr. Fu was one of the senior executives of the Peregrine Group in Hong Kong, which operates currently under the name of BNP Paribas Peregrine. He is currently head of the corporate finance team of the Kim Eng Group focusing on Hong Kong and China business. Headquartered in Singapore, the Kim Eng Group is one of the largest investment banks in Asia.
     L C Wan, aged 44, has held the positions of Independent Director and member and the financial expert of the Audit Committee of the Company since March 24, 2005 and the position of member of the Company’s Compensation Committee since May 24, 2005. Mr. Wan graduated from the Coventry Polytechnic with a masters degree in 1988. He was a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants. Prior to his service with the Company, he was the General Manager in Finance and Administration of the China Digital satNet Limited and the Project Financial Controller of the C.P. Pokphand Co. Ltd. Mr. Wan had extensive and valuable experience in financial management.
     Meng Wan, aged 41, has held the position of Independent Director of the Company since May 24, 2005 and the position of member of the Company’s Nominating Committee since July 28, 2005. Professor Wan was the Dean of Laws of the Beijing Foreign Studies University, an Arbitrator of the China International Economic and Trade Arbitration Commission and China Maritime Arbitration Commission and a member of The World Jurist Association. Professor Wan received his doctorate and master of laws degrees from Wuhan University Law School, and he taught as a guest professor at Wuhan University and at Zhongnan University of Economics and Law. He also was a senior research fellow at the London Institute of International Banking and Finance. Professor Wan specializes in economic law and is a former President and Chief Justice of the Wuhan Maritime Court and Chief Judge of the Economic Division of the Hubei High Court.
     Yezhong Ni, aged 36, has held the positions of Independent Director and a member of the Audit Committee of the Company since April 28, 2005 and the position of member of the Company’s Compensation Committee since May 24, 2005. Mr. Ni was a partner of the Kingson Law Firm, one of the top law firms in China. He graduated from the Law School of the Beijing University in 1990 and was experienced in legal services for bankruptcy, derivatives and financial instruments.
     Weidong Wang, aged 39, has held the positions of Independent Director and member of the Nominating Committee of the Company since July 28, 2005. Mr. Wang had been the Business Representative of Henan Province in Australia from February 1990 to June 1991 and the Business Director of China National Cereals, Oils & Foodstuffs Import & Export Corporation from 1991 to 2000. Since March 2000, Mr. Wang has been appointed the Deputy General Manager of Ceroilfood Enterprises Limited – Foreign Office of China Business Department, in charge of overseas business development and management. Mr. Wang has ample experience in national cereals, oils and foodstuffs import and export industry and has extensive access to sale channels all over the world. He was awarded the qualification of International Business Engineer in 1994 in China, and obtained his masters degree in Public Finance from Tianjin University of Finance & Economics in 1999 and MBA degree in 2000 from Murdoch University, Australia.

     Xinping Shi, aged 39, has held the positions of Independent Director and member of the Nominating Committee of the Company since July 28, 2005. Dr. Shi was a Director of Logistics Management Research Centre of the Hong Kong Baptist University (the “University”), Coordinator of the focused research area of Logistics and Supply Chain Management of the School of Business of the University and Associate Professor of the Department of Finance and Decision Sciences of the University. Dr. Shi had served as the Independent Director of China Merchants Shekou Holdings Company Limited, a company listed on the Shenzhen Stock Exchange, the Director of Weboptimal International Limited, a management consulting firm, Guest Professor of the College of Logistic, the Beijing Normal University and Advisor of the Chamber of Hong Kong Logistics. Dr. Shi obtained his doctorate degree and master degree in Business Administration from Middlesex University and Lancaster University, UK respectively and the bachelor of science degree from North-Western Polytechnic University, Xian, China.
     Aaron Zhu, aged 37, has held the position of Co-Chief Executive Officer (International) of the Company since May 24, 2005. Mr. Zhu obtained his bachelors degree in Economics in 1990 from the Shenzhen University of China and a masters degree in Business Administration from Regent University in 1992 in Virginia, U.S.A. From 1992 to 1994, Mr. Zhu worked as an investment analyst for U.S. Media Corporation. In 1994, Mr. Zhu joined Fourth Shift Corporation of Minneapolis as a business consultant and financial controller of its Asia subsidiary until 1997. From 1997 to 2000, Mr. Zhu worked as Vice President and Controller for Harrington Corporation based in Illinois. From 2000 to 2004, Mr. Zhu was one of the founders and an Executive Director of DiChain Holdings, a Hong Kong based investment holding company. During that period, Mr. Zhu functioned as Executive Director for China Merchants DiChain (Asia), a Hong Kong listed company; Executive Director and Chief Financial Officer of China Technology Global Corporation, an OTCBB listed company and Executive Director and President of China Pharmaceuticals International, an OTCBB listed company. Mr. Zhu has extensive experience in strategic business planning and development of international public listed company. Mr. Zhu is currently responsible for U.S. capital market management and strategic international business planning and development of the Company.
     Zhenwei Lu, aged 34, has held the position of Chief Investment Officer of the Company since May 24, 2005. Mr. Lu obtained his bachelors degree from Shanghai Marine College and a masters degree from Zhong Nan Finance, Politics and Law University. He was the Vice General Manager of CMTH. Previously Mr. Lu had served as an executive of China Merchants Group at its Guangzhou office from July 9 to September 16, 1993. He then held the position as an executive of Shenzhen Haihong Chemicals Co., Ltd. until August 16, 1996. Mr. Lu was also the Finance Manager of Hong Kong Haitong Limited from August 1996 until December 31, 1998. Concurrently with his roles above, Mr. Lu also served as the Finance Manager and Assistant to the General Manager of Shenzhen Zhaoxun Communication Co. Ltd. from March 17, 1997 to December 31, 2000, and Assistant to General Manager of CMTH and Shenzhen Merchants Technology Investment Holdings Co., Ltd from January, 1, 1999, to February 28, 2005. Mr. Lu is currently responsible for strategic corporate investment and mergers and acquisitions of the Company in the Greater China Region.
     THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF THE ABOVE NOMINEES.

Director Compensation
     No cash compensation was paid to the executive officers and directors for the year ended December 2004 other than to Mr. Michael Siu who was paid a cash compensation amounting to Rmb 696,000 (US$84,093.52) for the year for his services as the Chief Financial Officer and Secretary of the Company.
     The Company has granted stock options to the following officers and Directors:
     On February 8, 2005, it was approved for Changshan Zhao to succeed the options to purchase 50,000 shares at an exercise price of $1.15 per share by succeeding the remaining options not exercised by his predecessors holding the same position as the Chairman of the Board. The options are immediately exercisable and expire 10 years from December 28, 1999.
     On March 3, 2005, it was approved for Jeff Qian to succeed the options to purchase 50,000 shares on March 9, 2005 at an exercise price of $1.15 per share by succeeding the remaining options not exercised by his predecessors holding the same position as Chief Executive Officer of the Company. The options are immediately exercisable and expire 10 years from December 28, 1999.
     Michael Siu was granted options to purchase 40,000 shares on December 28, 1999 at an exercise price of $1.15 per share. The options are immediately exercisable and expire 10 years from the date of grant.
     All options were granted pursuant to a board resolution passed on December 28, 1999 (the “Resolution”) and were fully vested as of December 31, 2004. Pursuant to the Resolution, the persons holding the position of Chairman and Chief Executive Officer were each granted 50,000 options. Unless the options were exercised during their service period with the Company, the remaining unexercised options can be succeeded by the newly appointed persons holding these positions. Mr. Xiaohong Li and Mr. Xinhao Jiang had resigned as Chairman and Chief Executive Officer on February 8, 2005 and March 9, 2005, respectively. They had not exercised any of the above options granted and so Mr. Changshan Zhao and Mr. Jeff Qian, respectively the newly appointed Chairman and Chief Executive Officer, were granted options consummate for their respective positions.
     Other than stated above, there were no grants of options to any Directors during the year ended December 31, 2004.
Board Committees
     The Board of Directors has a Compensation Committee, a Nominating Committee and an Audit Committee.
     Compensation Committee. The Compensation Committee makes recommendations to the Board of Directors concerning salaries and incentive compensation for our officers, including our Chief Executive Officer, and employees and administers our stock option plans. The Compensation Committee consists of three directors, each of whom meets the independence requirements and standards established by the NASDAQ rules and regulations. The Compensation Committee was established on May 24, 2005.

     Nominating Committee. The purpose of the Nominating Committee is to assist the Board of Directors in identifying qualified individuals to become board members, in determining the composition of the Board of Directors and in monitoring a process to assess Board effectiveness. The Nominating Committee established on July 28, 2005, consists of three directors, each of whom meets the independence requirements and standards established by the NASDAQ rules and regulations.
     The Nominating Committee will consider director candidates recommended by Stockholders. Potential nominees to the Board of Directors are required to have such experience in business or financial matters as would make such nominee an asset to the Board of Directors and may, under certain circumstances, be required to be “independent”, as such term is defined in the NASDAQ rules and regulations. Stockholders wishing to submit the name of a person as a potential nominee to the Board of Directors must send the name, address, and a brief (no more than 500 words) biographical description of such potential nominee to the Nominating Committee at the following address: Nominating Committee of the Board of Directors, c/o Tramford International Limited, Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong, China. Potential director nominees will be evaluated by personal interview, such interview to be conducted by one or more members of the Nominating Committee, and/or any other method the Nominating Committee deems appropriate, which may, but need not, include a questionnaire. The Nominating Committee may solicit or receive information concerning potential nominees from any source it deems appropriate. The Nominating Committee need not engage in an evaluation process unless (i) there is a vacancy on the Board of Directors, (ii) a director is not standing for re-election, or (iii) the Nominating Committee does not intend to recommend the nomination of a sitting director for re-election. A potential director nominee recommended by a stockholder will not be evaluated any differently than any other potential nominee.
     Audit Committee. The Audit Committee consists of three directors, each of whom meets the independence requirements and standards established by the NASDAQ rules and regulations. In addition, the Board of Directors has determined that Mr. L.C. Wan is an “audit committee financial expert” and “independent” as defined under by the NASDAQ rules and regulations. The Audit Committee assists the Board by overseeing the performance of the independent registered public accounting firm and the quality and integrity of the Company’s internal accounting, auditing and financial reporting practices. The Audit Committee is responsible for retaining (subject to Stockholder ratification) and, as necessary, terminating, the independent registered public accounting firm, annually reviews the qualifications, performance and independence of the independent registered public accounting firm and the audit plan, fees and audit results, and pre-approves audit and non-audit services to be performed by the independent registered public accounting firm and related fees. The Audit Committee operates under a written charter. During 2004, the Audit Committee met two times.
Meetings of the Board
     The Board of Directors met two times during the year ended December 31, 2004. During 2004, each incumbent director attended all meetings of our Board of Directors. We do not have a policy with regard to Board members’ attendance at annual meetings of Stockholders.

Communications with the Board of Directors
     The Board of Directors maintains a process whereby stockholders may communicate with the Board. Stockholders wishing to communicate with the Board or any individual director must mail a communication addressed to the Board or the individual director to the Board of Directors, c/o Tramford International Limited, Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong, China. Any such communication must state the number of Shares beneficially owned by the stockholder making the communication. All of such communications will be forwarded to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case we have the authority to discard the communication or take appropriate legal action regarding the communication.

AUDIT COMMITTEE REPORT (1)
     The Audit Committee operates pursuant to its adopted charter, Members of the Audit Committee are independent, within the meaning of the NASDAQ rules and regulations.
     The Audit Committee oversees the Company’s financial controls and reporting processes on behalf of the Board of Directors. Management is responsible for the financial reporting process including the systems of internal controls, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles in the United States. The independent registered public accounting firm is responsible for planning and performing an audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States and for auditing management’s assessment of internal controls over financial reporting. The independent registered public accounting firm is responsible for expressing an opinion on those financial statements based on their audit.
     In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed the audited financial statements in the Annual Report on Form 20-F for the year ended December 31, 2004 with management and the independent registered public accounting firm, including a discussion of the adoption of accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements and those matters required to be discussed under SAS 61, as amended by SAS 90. In addition, the Audit Committee has received the written disclosures and letter from the independent registered public accounting firm as required by Independence Standards Board No. 1, and has discussed with the independent registered public accounting firm their independence from management and the Company including the matters in the written disclosures required by the Independence Standards Board No. 1.
     In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 20-F for the year ended December 31, 2004 for filing with the Securities and Exchange Commission. The Audit Committee and the Board have also recommended, subject to Stockholder approval, the selection of PricewaterhouseCoopers as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2005.
Peter Fu, Chair
L C Wan
Yezhong Ni

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION (1)
     The goal of the Company’s executive compensation policy is to ensure that an appropriate relationship exists between executive compensation and the creation of stockholder value, while at the same time attracting, motivating and retaining experienced executive officers. The Compensation Committee’s informal executive compensation philosophy (which applies generally to all executive officers of the Company) considers a number of factors, which may include:
•	providing levels of compensation competitive with companies in comparable industries which are at a similar stage of development and in the Company’s geographic area;

•	identifying appropriate performance goals for the Company;

•	integrating the compensation of the executive officers of the Company with the achievement of performance goals;

•	rewarding above average corporate performance; and

•	recognizing and providing incentive for individual initiative and achievement.
     None of the Directors of the Company has entered into service contracts with the Company.
     The Compensation Committee endorses the position that equity ownership by the executive officers of the Company is beneficial in aligning their interests with those of our Stockholders, especially in the enhancement of stockholder value by providing the executive officers with longer-term incentives.
Peter Fu, Chair
L C Wan
Yezhong Ni
(1)	The material in the above Audit and Compensation Committee reports is not soliciting material, is not deemed filed with the SEC and is not incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), whether made before or after the date of this proxy statement and irrespective of any general incorporation language in such filing.

CODE OF ETHICS
     We have adopted a Code of Business Conduct and Ethics that applies to our directors and officers. A written copy of the Code will be provided upon request at no charge by writing to our Company Secretary, Tramford International Limited, Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong, China.
EXECUTIVE COMPENSATION
     None of the executive officers received annual compensation exceeding $100,000 for services during the fiscal years ended December 31, 2004, 2003 and 2002.
     No cash compensation was paid to the executive officers and directors for the year ended December 2004 other than to Mr. Michael Siu who was paid a cash compensation amounting to Rmb 696,000 (US$84,093.52) for the year for his services as the Chief Financial Officer and Secretary of the Company.
Options Granted in Last Fiscal Year
     No options were granted by the Company during the fiscal year ended December 31, 2004.
     The following table sets forth information concerning option exercises and option holdings for the fiscal year ended December 31, 2004 with respect to the named executive officers. No stock appreciation rights were exercised during such year or were outstanding at the end of that year.

			Number of Securities		Value of Unexercised
			Underlying Unexercised		InTheMoney Options
			Options at FYEnd		at FYEnd (1)
	Shares
	Acquired
	on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Changshan Zhao	0	0	50,000	0	$103,500.00	0
Jeff Qian	0	0	50,000	0	$103,500.00	0
Michael Siu	0	0	40,000	0	$82,800.00	0

(1)	Based on the fair market value of our common stock at year-end, $3.22 per share, less the exercise price payable for such shares.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
     Section 16(a) of the Exchange Act requires executive officers, directors and persons who beneficially own more than 10% of a registered class of equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of our Common Stock and other equity securities. Such executive officers, directors, and greater than 10% beneficial owners are required by applicable SEC regulations to furnish us with copies of all Section 16(a) forms filed by such reporting persons. As a foreign private issuer, our executive officers, directors and persons who beneficially own more than 10% of our equity securities are exempt from the requirements of Section 16(a).
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
     Members of our Compensation Committee of the Board of Directors were Peter Fu, L C Wan and Yezhong Ni. No member of our Compensation Committee was, or has been, an officer or employee of the Company or any of our subsidiaries.
     No member of the Compensation Committee has a relationship that would constitute an interlocking relationship with any executive officers or directors of the Company, nor any other affiliated person or entity.

Proposal 2
APPROVAL OF AN AMENDMENT TO THE
MEMORANDUM AND ARTICLES OF ASSOCIATION
     On September 19, 2005, the Board of Directors adopted a resolution by unanimous written consent approving a proposal to amend the Company’s Memorandum and Articles of Association. The proposal of the Special Resolutions to be considered at the 2005 Meeting is set forth in Annex A and the Memorandum and Articles of Association incorporated with the proposed amendments are set forth in Annex A(1). The Board of Directors determined that such amendments are advisable and directed that the proposed amendments be considered at the Meeting.
     THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL TO AMEND THE COMPANY’S MEMORANDUM AND ARTICLES OF ASSOCIATION.

Proposal 3
ACQUISITION OF 51% EQUITY INTEREST IN
FUTURE SOLUTIONS DEVELOPMENT INC. (“FSD”) AND THE
OPTION TO ACQUIRE THE REMAINING 49% EQUITY INTEREST IN
FUTURE SOLUTIONS DEVELOPMENT
TRAMFORD AND FSD ACQUISITION
     On September 13, 2005, the Company entered into a sale and purchase agreement with Beijing Holdings pursuant to which the Company will acquire 51% of the issued and outstanding stock of Future Solutions Development Inc. (“FSD”) from Beijing Holdings (the “51% Acquisition”). We also entered into an option agreement with Beijing Holdings to acquire the remaining issued and outstanding stock of FSD.
     The consideration of this intended acquisition is 2,233,800 shares of newly issued Tramford Common Stock at price of approximately US$2.73 per share for the 51% equity interest in FSD with an option to purchase the remaining 49% of FSD within 12 months from the date of the relevant Special Resolution approving the purchase and the option, being passed at the Meeting. The exercise price of such option is 2,146,200 shares of newly issued Tramford Common Stock at approximately US$2.73 per share. The total acquisition valuation amounts to approximately US$11,957,400 (the “Transactions”). The consideration of the intended acquisition was fixed by the Board of Directors by making reference to a scenario analysis report from Sallmanns (Far East) Limited, a leading independent valuation and consultancy company for multinational diversified corporation in the Asian region.
     We are seeking approval of the acquisition because we will be issuing more than 20% of our issued and outstanding shares of Tramford stock and NASDAQ Marketplace Rules require an affirmative vote of a majority of the stockholders when more than 20% of shares are issued in connection with any transaction. Pursuant to the Company’s existing Memorandum and Articles of Association relating to “special resolutions”, the affirmative vote of not less than 75% of the votes present in person or represented by proxy cast at the Meeting is required. The Board of Directors has deemed the Transactions to satisfy the criteria requiring approval of the acquisition by a “special resolution” of the Stockholders. The Transactions were also approved by all of the independent directors of Tramford.
     It is expected that the 51% Acquisition will shall take place on the third business day following the approval of the Stockholders of the Company being obtained (or such other date as may be agreed in writing between Beijing Holdings and the Company). In connection with the Transactions, Beijing Holdings (as the sole shareholder of FSD) has agreed that there will be no change of the composition of the board of directors of FSD, prior to the closing of the transaction. The Board of Directors of FSD currently comprises two directors, both of whom are un-related to either Beijing Holdings or the Company.

     Beijing Holdings, in its capacity as a Stockholder, will be permitted to vote for the Transactions despite being an interested related party. Beijing Holdings, Tramford’s largest shareholder, holds 47.18% of the issued and outstanding shares of Tramford. Beijing Holdings has placed two of its current officers in the position as officers and directors of Tramford (“Beijing Nominees”). The Beijing Nominees are Mr. Changshan Zhao, Vice Chairman and General Manager of Beijing Holdings and Mr. Jeff Qian, Financial Controller of Beijing Holdings. Each of the Beijing Nominees voted with the Board of Directors of Tramford in favor of approving the Transactions, however all of the independent directors of Tramford voted in favor of the Transactions as well, and each has approved the Transactions subject to obtaining the approval of a majority of Stockholders.
     Members of the Audit Committee have evaluated the intended acquisition and deems the Transactions in the best interest of the Company. The Audit Committee has unanimously resolved by a written resolution to recommend to the Board of Directors to approve the intended acquisition of the 51% equity interest in FSD with an option to purchase the remaining 49% of FSD. Accordingly, based on the recommendation of the Audit Committee, the Board of Directors (including all of the independent directors), by a written resolution unanimously, approved the intended acquisition subject to the relevant Special Resolution approving the purchase and the option, being passed at the Meeting.
ABOUT FSD
     FSD is a leading nutraceutical company in the People’s Republic of China. FSD has developed a series of nutraceutical products based on bamboo extracts and other botanical plants. FSD currently operates three business units in China and has established a nationwide sales and distribution network. FSD’s sole shareholder is Beijing Holdings, a leading business conglomerate in China. Beijing Holdings also holds approximately 47.18% of the issued and outstanding Tramford Common Stock.
     FSD currently owns 71.43% interest in Zhejiang University (Hangzhou) Innoessen Bio-technology Inc. (“Zhejiang Innoessen”), which then owns 93.67% interest in Anji Science Bio-Product Inc. (“Anji Bio”). Zhejiang Innoessen is the head office of FSD’s research and development and sale and marketing functions. Anji Bio is currently the manufacturing center. Shenzhen Innoessen Bio-technology Inc., the sale and marketing center for the South China, was established in Shenzhen and was wholly owned by the FSD.
     Scientists at FSD discovered that various parts of bamboo (leaf, bark and shoot) are rich in bio-active components such as flavonoids, lactones, terpenoids, sterols, and polysaccharides, that are known to have medical and health benefits. Extractives of bamboo (EOB) made with FSD’s state-of-art biotechnology have multiple applications, as pharmaceutical ingredients, nutraceutical dietary supplements, and an organic anti-oxidant food additive. The applications developed by FSD include: 1) Prevention of cardiovascular diseases; 2) Anti-prostate disease; 3) Enhancement of the human immune system and improved energy level; 4) Anti-oxidation and inhibiting the synthesis of acrylamide, preventing the risk of acrylamide. The U.S. Food and Drug Administration, which is studying the effect of acrylamide in food, said earlier this year that acrylamide can cause cancer in laboratory animals at high doses, although it is not clear whether it causes cancer in humans at the much lower levels found in food.

     The research and development team of FSD has developed 10 patented applications of bamboo extractives in nutraceutical and pharmaceutical fields. There are four major product lines based on the patents: 1) Zhukangning Capsule as a dietary supplement; 2) EOB product series as pharmaceutical ingredients and functional food additives; 3) AOB antioxidant as a natural food preservative; 4) EOBS and EOBB product pipeline for applications in medicine and food industries.
     FSD, through its majority interest in Anji Bio, has access to a manufacturing facility located at Anji City, Zhejiang Province, one of the top ten cities in China with the richest bamboo resources. The facility of Anji Bio was approved to manufacture bamboo flavonoids in March, 1998, by the Department of Health, Zhejiang Province. In 2004, Anji Bio completed construction of a 20,000 square meter facility with two new production lines. The new manufacturing site now has three major buildings, housing manufacturing, test and quality control, and administration, respectively.
     FSD has established nationwide sales channels and networks throughout the PRC. For consumer dietary supplement products, FSD sells the products through one of the largest direct marketing firms in China. For food additives and ingredients, FSD sells its products to food and beverage makers. FSD conducts co-marketing with industry organizations and business partners in various trade shows, events, and industry publications.
     FSD believes that it has a team of experienced scientist and professional executives with both domestic and international business experience. FSD has also assembled a team of science and technology advisors with extensive experience in bio-pharmaceutical and bio-engineering.
Tramford’s Development Strategy
     The management of Tramford intends to develop it’s business in emerging industries including information technology, bio-technology and bio-pharmaceutical industries. Management believes that these industries present high growth opportunities as well as above average return investment return in the future.
     Tramford’s current business is in the field of information network security systems. This business has developed proven products and technology that are certified by the Chinese government. It also created a valuable customer base in China, including banks, conglomerates, government agencies, and information technology companies. Management will continue to strengthen its marketing effort to increase market share by developing more industry specific applications. The Company also intends to strengthen its service business by providing packaged solutions to customers. In order to enhance its technological competitiveness, the Company plans to establish strategic partner relationships with multinational system integrators in China to create new channels for the Company’s products and services. However, there can be no assurance that we can or will establish a relationship on terms acceptable to us.
     Management also believes that along with China’s economic growth, there are emerging industries positioned to become the future growth engine for the new economy. In the developed countries, information technology was the growth engine in the past decade. We believe that the bio-pharmaceutical and bio-engineering industries have become relatively high growth industries with significant potential.

     In order to sustain long term growth, Tramford has determined to enter into these two industries in China, especially the biotechnology related industry. Management believes that biotechnology industry in China is still at its early stage of development. China has over 2000 years of history of herbal medicine. Tramford believes that herbal medicine in recent years has become increasing popular and is playing a more important role in healing and enhancing the overall wellbeing of the human body and mind. We believe China’s 1.3 billion of population with increasing purchasing power presents the largest growth market for bio-pharmaceutical products in the world and that the intended acquisition of FSD allows Tramford to access this industry.
     The Company will carry out investment and acquisition strategy in these two industries by seeking companies with ownership of intellectual properties, proven products, unique value proposition in the marketplace, profitable, strong management team, and a growing customer base. However, there can be no assurance that we can or will find a suitable company acquire within such industries, or that any such acquisition can be consummated on terms acceptable to us, if at all, with which it may integrate.
THE ACQUISITION
     Pursuant to the Sale and Purchase Agreement (the “Agreement”) entered into between the Company and Beijing Holdings on September 13, 2005, the Company will issue 2,233,800 shares at newly issued Tramford Common Stock, valued at the price of approximately US$2.73 per share, for the acquisition of a 51% equity interest in FSD, a wholly owned subsidiary of Beijing Holdings. In addition, pursuant to an Option Agreement between the Company and Beijing Holdings on September 13, 2005 (the “Option Agreement”), an option was granted to the Company by Beijing Holdings to acquire the remaining 49% equity interest of FSD in exchange for 2,146,200 Shares of the Company, at the price of approximately US$2.73 per share. The total acquisition value amounts to approximately $11,957,400.00.
     Tramford has no current intention to change the composition of its board of directors after the consummation of the transaction contemplated by the Agreement.
     The Sale and Purchase Agreement and the Option Agreement (collectively, the “Agreements”) are shown in Annex B and C respectively, which, pursuant to the terms set out in the Agreements, were subject to the final approval by Stockholders of the Company in the Meeting.

SELECTED FINANCIAL DATA OF FSD
     The following selected financial data is derived from the audited financial statements of FSD for the period from January 28, 2003 (date of incorporation) to December 31, 2004. Such financial statements of FSD were prepared in accordance with Generally Accepted Accounting Practices (GAAP) in the United States.
     FSD’s consolidated statement of operations and comprehensive income for the period from January 28, 2003 (date of incorporation) to December 31, 2004:
(Amounts in thousands)

	RMB	US$
		Note (a)
Revenues	3,126	378
Costs of Sales	(2,065)	(250)

Gross profit	1,061	128
Selling expenses	(793)	(96)
General and administrative expenses	(4,824)	(583)

Operating loss	(4,556)	(551)
Finance costs	(210)	(25)
Non-operating expense	(37)	(4)

Net loss from continuing operations before taxation	(4,803)	(580)
Income tax	—	—

Net loss from continuing operations after taxation	(4,803)	(580)

Discontinued operation (Note (b))
Loss from discontinued operations	(87)	(11)
Income tax	—	—

	(87)	(11)
Net loss before minority interests	(4,890)	(591)

Minority interests	829	100

Net loss for the period	(4,061)	(491)

FSD’s Consolidated Balance Sheets at December 31, 2004:
(Amounts in thousands)

	RMB	US$
		Note (a)
Assets

Current assets
Cash and cash equivalents	3,994	483
Trade receivable — Continuing operation (Note (b))	1,557	188
Trade receivable — Discontinuing operation	180	22
Inventories	740	89
Other assets	1,398	169
Tax recoverable	84	10

Total current assets	7,953	961

Non-current assets
Property, plant and equipment, net	14,724	1,779
Long-term prepayment for rental of land	1,881	227
Goodwill	161	19
Other non-current assets	930	113

Total assets	25,649	3,099

Liabilities and Stockholders’ equity

Current liabilities
Trade payable	593	72
Deferred income — Government grants	719	87
Other liabilities and accrued expenses	6,161	744
Short-term borrowings	4,026	486

Total current liabilities	11,499	1,389

Contingencies and commitments

Minority interests	5,833	705

Stockholders’ equity
Share capital	13	2
Additional paid-in capital	12,364	1,494
Accumulated deficit	(4,060)	(491)

Total Stockholders’ equity	8,317	1,005

Total liabilities and Stockholders’ equity	25,649	3,099

Notes:
(a)	On July 21, 2005, the Chinese government changed its policy of pegging the value of the Renminbi to the U.S. dollar. This revaluation of the Renminbi is based on a conversion of Renminbi (RMB) into United States dollars (US$) at an exchange rate of USD1.00 = RMB8.11. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar and could result in further and more significant appreciations. Although the Company generates substantially all of its revenues in Renminbi which has become more valuable in U.S. dollar terms, the Company’s U.S. dollar cash deposits are subject to foreign currency translations which will impact net income.

For the financial figures stated herein, the translation of amounts from Renminbi (RMB) into United States Dollars (US$) has been made at the noon buying rate in New York City for cable transfer in foreign currencies as certified or customs purposes by the Federal Reserve Bank of New York on December 31, 2004 of RMB 8.2765 = US$1.00. Such translations should not be construed as representations that the Renminbi amounts represent or have been or could have been converted into United States dollars at that or any other rate. Therefore, the conversion rate is based on the rate prior to the Renminbi revaluation on July 21, 2005.

(b)	Discontinued operations

On July 2, 2004, Zhejiang Innoessen entered into an agreement, pursuant to which Zhejiang Innoessen acquired 90% of the outstanding shares of Anji Bio (the “Acquisition”). In accordance with the agreement, the hand-made bamboo crafts should cease operation within one year after the Acquisition. The operation of hand-made bamboo was then ceased after the balance sheet date.

The revenues, results, cash flows and net assets of the discontinued operation were as follows:
(Amounts in thousands)

	For the period from	For the period from
	January 28, 2003	January 28,2003
	(date of incorporation) to	(date of
	December 31, 2004	incorporation) to
	RMB	December 31, 2004
		US$
		(Note (a))
Revenue	1,631	197
Cost of sales	(1,717)	206

		(11)
Gross loss	(87)
Selling expenses		—
Administrative expenses	—	—
	—	(11)

	(87)

		192
Net operating cash flow	1,591

		22
Current assets		—
Trade receivables	180
Non-current assets	—	22

Total assets	180	—
Total liabilities	—	22

Net assets	180	197

Note (a):	On July 21, 2005, the Chinese government changed its policy of pegging the value of the Renminbi to the U.S. dollar. This revaluation of the Renminbi is based on a conversion of Renminbi (RMB) into United States dollars (US$) at an exchange rate of USD1.00 = RMB8.11. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar and could result in further and more significant appreciations. Although the Company generates substantially all of its revenues in Renminbi which has become more valuable in U.S. dollar terms, the Company’s U.S. dollar cash deposits are subject to foreign currency translations which will impact net income.

For the financial figures stated herein, the translation of amounts from Renminbi (RMB) into Untied States Dollars (US$) has been made at the noon buying rate in New York City for cable transfer in foreign currencies as certified or customs purposes by the Federal Reserve Bank of New York on December 31, 2004 of RMB 8.2765 = US$1.00. Such translations should not be construed as representations that the Renminbi amounts represent or have been or could have been converted into United States at that or any other rate. Therefore, the conversion rate is based on the rate prior to the Renminbi revaluation on July 21, 2005.

Unaudited Pro Forma Condensed Financial Statements of Tramford
     The following unaudited pro forma condensed financial statements of Tramford for the year ended December 31, 2004 gives effect to the intended acquisition of a 51% interest in the business of FSD for 2,233,800 Shares of the Company, as if the transaction closed on January 1, 2004.
     The unaudited pro forma condensed financial statements do not purport to represent what the Company’s results of operations or financial position would actually have been if the aforementioned transactions or events occurred on the dates specified or to project the Company’s results of operations or financial position for any future date. The pro forma adjustments are based upon available information and certain adjustments that the Company believes to be reasonable. In the opinion of the Company, all adjustments have been made that are necessary to present fairly the unaudited pro forma condensed financial statements.
Unaudited Pro Forma Condensed Statement of Operations
For the year ended December 31, 2004
(Amounts in thousands)

	Company	Acquisition	Acquisition
	Historical	adjustments	adjustments		Pro Forma
	RMB(1)	RMB(2)	RMB		RMB	US$(4)
Net sales	6,669	3,125			9,794	1,183
Cost of sales	(4,149)	(2,065)			(6,214)	(751)

Gross Profit	2,520	1,060			3,580	432
Selling, general and administrative expenses	(8,193)	(5,616)			(13,809)	(1,668)
Impairment of goodwill	(4,748)				(4,748)	(574)

Operating loss	(10,421)	(4,556)			(14,977)	(1,810)
Finance costs	—	(210)			(210)	(25)
Other non-operating income/(loss)	306	(37)			269	33

Loss before income tax	(10,115)	(4,803)			(14,918)	(1,802)
Income tax provision	—	(87)			(87)	(11)

Loss before minority interests	(10,115)	(4,890)			(15,005)	(1,813)
Minority interests	—	829	1,990	(3)	2,819	341

Loss for the year	(10,115)	(4,061)	—		(12,186)	(1,472)

Notes of adjustments to the unaudited pro forma condensed statement of operations:
(1)	Reflects the historical audited consolidated operating results of the Company for the year ended December 31, 2004.
(2)	Reflects the historical audited consolidated operating results of FSD for the year ended December 31, 2004.
(3)	Reflects the 49% share of loss by minority interests of the results of FSD for the year ended December 31, 2004.
(4)	On July 21, 2005, the Chinese government changed its policy of pegging the value of the Renminbi to the U.S. dollar. This revaluation of the Renminbi is based on a conversion of Renminbi (RMB) into United States dollars (US$) at an exchange rate of USD1.00 = RMB8.11.
Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar and could result in further and more significant appreciations. Although the Company generates substantially all of its revenues in Renminbi which has become more valuable in U.S. dollar terms, the Company’s U.S. dollar cash deposits are subject to foreign currency translations which will impact net income.

For the convenience of the reader, translation of amounts from Renminbi into United States Dollars has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004 of Rmb8.2765 = $1.00. No representation is made that the Renminbi amounts could have been, or could be, converted into United States Dollars at that rate or at any other certain rate. Therefore, the conversion rate is based on the rate prior to the Renminbi revaluation on July 21, 2005.

Unaudited Pro Forma Condensed Balance Sheet
At December 31, 2004
(Amounts in thousands)
ASSETS

	Company	Acquisition	Acquisition
	Historical	adjustments	adjustments		Pro Forma
	RMB (1)	RMB (2)	RMB’000		RMB	US$ (4)
Total current assets	38,307	7,953	—		46,260	5,589

Fixed assets, net	49	14,724	—		14,773	1,785
Lease premium for land	—	1,881	—		1,881	227
Goodwill, net	999	161	46,230	(4)	47,390	5,727
Other non-current assets	—	930	—		930	112

Total assets	39,355				111,234	13,440

LIABILITIES AND OWNERS’ EQUITY

	Company	Acquisition	Acquisition
	Historical	adjustments	adjustments		Pro Forma
	RMB (1)	RMB (2)	RMB’000		RMB	US$ (4)
Total current liabilities	6,501	11,499	—		18,000	2,175
Minority interests	—	5,833	4,075	(5)	9,908	1,197
Owner’s equity	32,854	8,317	42,155	(3)	83,326	10,068

Total liabilities and owners’ equity	39,355				111,234	13,440

Adjustments to unaudited pro forma condensed balance sheet:
(1)	Reflects the historical audited balance sheet of the Company as of December 31, 2004.

(2)	Reflects the historical audited assets and liabilities of FSD as of December 31, 2004 being acquired.

(3)	Includes the issuance of 2,233,800 Shares of the Company as the consideration of the intended acquisition of 51% interest in FSD, which is valued at RMB50,472. The fair value of the Shares issued is calculated based on the simple average of the last five consecutive trading days of the Company prior to the date of the Agreement (including the date of the Agreement) as follows:

Closing
Date	price per share
US$
Sept. 13, 2005	2.60
Sept. 12, 2005	2.64
Sept. 9, 2005	2.80
Sept. 8, 2005	2.86
Sept. 7, 2005	2.75
Simple Average price =	US$2.73
(4)	Reflects an estimate of the goodwill arising on the intended acquisition of 51% interest in FSD, which represents fair value of Shares issued (Rmb50,472) less the 51% share of net assets of FSD acquired (Rmb8,317 x 51%).

(5)	Reflects 41% share of net assets of the FSD by minority interests.

(6)	On July 21, 2005, the Chinese government changed its policy of pegging the value of the Renminbi to the U.S. dollar. This revaluation of the Renminbi is based on a conversion of Renminbi (RMB) into United States dollars (US$) at an exchange rate of USD1.00 = RMB8.11. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar and could result in further and more significant appreciations. Although the Company generates substantially all of its revenues in Renminbi which has become more valuable in U.S. dollar terms, the Company’s U.S. dollar cash deposits are subject to foreign currency translations which will impact net income.

For the convenience of the reader, translation of amounts from Renminbi into United States Dollars has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004 of Rmb8.2765 = $1.00. No representation is made that the Renminbi amounts could have been, or could be, converted into United States Dollars at that rate or at any other certain rate. Therefore, the conversion rate is based on the rate prior to the Renminbi revaluation on July 21, 2005.

Beneficial shareholding of Tramford before and after the Transactions:
The following table shows the changes of the share capital of Tramford prior to and after closing of the Agreement and exercise of the Option:

			After
			acquisition of
			the 49% of the
		After acquisition	equity interest
		of 51% of the	of FSD on
	Before the	equity interest in	exercise of the
Items	Transactions	FSD	Option
Authorized capital	25,000,000.00	No change	No change
Par Value	$0.01 each	No change	No change
No. of outstanding shares	6,894,497	9,128,297	11,274,497
Shares beneficially owned by Beijing Holdings	3,252,882 shares	5,486,682 shares	7,632,882 shares
Shareholding beneficially owned by Beijing Holdings (%)	47.2%	60.11%	67.70%
     THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL TO ACQUIRE BY THE COMPANY OF THE 51% EQUITY INTEREST IN FUTURE SOLUTIONS DEVELOPMENT INC. (“FSD”) AND APPROVE THE OPTION TO ACQUIRE THE REMAINING 49% EQUITY INTEREST IN FSD.

Proposal 4
APPROVAL OF THE ADOPTION OF
THE COMPANY’S 2005 STOCK OPTION PLAN
     Members of the Compensation Committee unanimously resolved by a written resolution to recommend to the Board of Directors of the Company to approve the Company’s 2005 Stock Option Plan (the “2005 Stock Option Plan”). The Board of Directors adopted the 2005 Stock Option Plan, which covers 1,000,000 shares of Common Stock and directed that the 2005 Stock Option Plan be submitted to the Company’s Stockholders for approval at the Meeting.
     The Compensation Committee comprises three independent directors, Mr. Peter Fu, Mr. L.C. Wan and Mr. Yezhong Ni. The committee was established pursuant to a board resolution adopted on July 25, 2005 for the purposes of establishing remuneration levels for our officers, performing such other functions as provided under employee benefit programs and administering the stock option plans.
The 2005 Stock Option Plan
Types of Grants and Eligibility
     The 2005 Stock Option Plan is designed to provide incentives to employees (including key employees such as officers and directors) of the Company and to consultants and directors who are not employees of the Company and its subsidiary companies (the “Group”) and to offer an additional inducement in obtaining the services of such individuals.
Shares Subject to the 2005 Stock Option Plan
     The aggregate Shares for which the options may be granted under the 2005 Stock Option Plan may not exceed 1,000,000 shares; such Shares may consist either in whole or in part of authorized but un-issued shares of Common Stock or shares of common stock held in the treasury of the Company. Shares of Common Stock subject to an option which for any reason expires, is canceled or is terminated unexercised or which ceases for any reason to be exercisable may again become available for the granting of options under the 2005 Stock Option Plan.
Administration of the 2005 Stock Option Plan
     The 2005 Stock Option Plan is administered by the Company’s Compensation Committee (the “Committee”).

     Subject to the express provisions of the 2005 Stock Option Plan, the Committee has the authority, in its sole discretion, with respect to options, to determine, among other things: the key employees, consultants and advisors who are to receive options; the times when they may receive options; the number of shares of common stock to be subject to each option; the term of each option; the date each option is to become exercisable; whether an option is to be exercisable in whole, in part or in installments, and, if in installments, the number of shares of common stock to be subject to each installment; whether the installments are to be cumulative; the date each installment is to become exercisable and the term of each installment; whether to accelerate the date of exercise of any installment; whether shares of common stock may be issued on exercise of an option as partly paid, and, if so, the dates when future installments of the exercise price are to become due and the amounts of such installments; the exercise price of each option; the form of payment of the exercise price; whether to restrict the sale or other disposition of the shares of common stock acquired upon the exercise of an option and to waive any such restriction; and whether to subject the exercise of all or any portion of an option to the fulfillment of contingencies as specified in an applicable stock option contract. With respect to all options, the Committee has such discretion to determine the amount, if any, necessary to satisfy the Company’s obligation to withhold taxes; with the consent of the optionee, to cancel or modify an option, provides such option as modified would be permitted to be granted on such date under the terms of the 2005 Stock Option Plan; to prescribe, amend and rescind rules and regulations relating to the 2005 Stock Option Plan; and to make all other determinations necessary or advisable for administering the 2005 Stock Option Plan. The Board of Directors also has the authority described above with respect to the granting of director options.
Exercise Price
     The exercise price of the shares of Common Stock under each option is to be determined by the Committee at the time of the grant. The exercise price of the shares of common stock is to be equal to the fair market value of the common stock subject to such option on the date of grant.
Term
     The term of each option granted pursuant to the 2005 Stock Option Plan is established by the Committee, in its sole discretion, at or before the time such option is granted. Subject to early termination, the option of each non-employee director is exercisable for a term of ten years from the date of grant.
Exercise
     An option (or any part or installment thereof), to the extent then exercisable, is to be exercised by giving written notice to the Company at its principal office. Payment in full of the aggregate exercise price may be made (a) in cash or by certified check, or (b) if the applicable stock option contract at the time of grant so permits, with the authorization of the Committee, with previously acquired shares of common stock having an aggregate fair market value, on the date of exercise, equal to the aggregate exercise price of all options being exercised, or (c) with any combination of cash, certified check or shares of common stock.

     The Committee may, in its discretion, permit payment of the exercise price of an option by delivery by the optionee of a properly executed exercise notice, together with a copy of his irrevocable instructions to a broker acceptable to the Committee to deliver promptly to the Company the amount of sale or loan proceeds sufficient to pay such exercise price.
Termination of Relationship
     Any employee holder of an option whose employment or relationship with the Company (and its parent and subsidiaries) has terminated for any reason other than his death or disability may exercise such option, to the extent exercisable on the date of such termination, at any time within three months after the date of termination, but not thereafter and in no event after the date the option would otherwise have expired; provided, however, that if his employment is terminated either (a) for cause, or (b) without the consent of the Company, said option terminates immediately. Options granted to employees under the 2005 Stock Option Plan are not affected by any change in the status of the holder so long as he or she continues to be a full-time employee of the Company, its parent or any of its subsidiaries (regardless of having been transferred from one corporation to another).
Death or Disability
     If an optionee dies (a) while he is an employee or consultant to, the Company, its parent or any of its subsidiaries, (b) within three months after the termination of such relationship (unless such termination was for cause or without the consent of the Company), or (c) within one year following the termination of such relationship by reason of disability, an option may be exercised, to be extent exercisable on the date of death, by an executor, administrator or other person at the time entitled by law to the rights of the optionee under such option, at any time within one year after death, but not thereafter and in no event after the date the option would otherwise have expired.
     Any optionee whose relationship has terminated by reason of disability may exercise his option, to the extent exercisable upon the effective date of such termination, at any time within one year after such date, but not thereafter and in no event after the date the option would otherwise have expired.
Adjustments Upon Changes in Common Stock
     Notwithstanding any other provisions of the 2005 Stock Option Plan, in the event of any change in the outstanding common stock by reason of a share dividend, recapitalization, merger or consolidation in which the Company is the surviving corporation, split-up, combination or exchange of shares or the like, the aggregate number and kind of shares subject to the 2005 Stock Option Plan, the aggregate number and kind of shares subject to each outstanding option and the exercise price thereof will be appropriately adjusted by the Board of Directors, whose determination will be conclusive.
     In the event of (a) the liquidation or dissolution of the Company or (b) a merger or consolidation in which the Company is not the surviving corporation, any outstanding options will terminate, unless other provision is made therefore in the transaction.

Amendments and Termination of the 2005 Stock Option Plan
     No option may be granted under the 2005 Stock Option Plan after October 2015. The Board of Directors, without further approval of the Company’s stockholders, may at any time suspend or terminate the 2005 Stock Option Plan, in whole or in part, or amend it from time to time in such respects as it may deem advisable, including, without limitation, to comply with the provisions of certain rules and regulations promulgated by the Securities and Exchange Commission, among other things; provided, however, that no amendment may be effective without the requisite prior or subsequent Stockholder approval which would (a) except as required for anti-dilution adjustments, increase the maximum number of shares of Common Stock for which options may be granted under the 2005 Stock Option Plan, (b) materially increase the benefits to participants under the 2005 Stock Option Plan, or (c) change the eligibility requirements for individuals entitled to receive options under the 2005 Stock Option Plan.
Non-Transferability of Options
     No option granted under the 2005 Stock Option Plan may be transferable otherwise than by will or the laws of descent and distribution, and options may be exercised, during the lifetime of the holder thereof, only by such holder or such holder’s legal representatives. Except to the extent provided above, options may not be assigned, transferred, pledged, hypothecated or disposed of in any way (whether by operation of law or otherwise) and may not be subject to execution, attachment or similar process.
     THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL TO APPROVE THE 2005 STOCK OPTION PLAN.

Proposal 5
RATIFICATION OF SELECTION OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     The Board of Directors and the Company’s Audit Committee believe that it is appropriate to submit for approval by its Stockholders its selection of PricewaterhouseCoopers, as the Company’s Independent Registered Public Accounting Firm for the fiscal year ending December 31, 2005.
     A representative of PricewaterhouseCoopers is expected to be present at the Meeting. That representative will have an opportunity to make a statement and will be available to respond to questions regarding this and any other appropriate matters.
     THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL TO RATIFY AND APPROVE THE APPOINTMENT OF PRICEWATERHOUSECOOPERS AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2005.

MISCELLANEOUS
Forward-looking Statements
     The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements made in our disclosures to the public. There is certain information contained herein, in our press releases and in oral statements made by authorized officers of the company which are forward-looking statements, as defined by such Act. When used herein, in our press releases and in such oral statements, the words “estimate,” “project,” “anticipate,” “expect,” “intend,” “believe,” “plans,” and similar expressions are intended to identify forward-looking statements.
GENERAL
     Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.
     The Company will bear the cost of preparing, printing, assembling and mailing the proxy, Proxy Statement and other material which may be sent to Stockholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We have engaged American Stock Transfer & Trust Company, to assist in the distribution of proxy solicitation materials and the solicitation of votes. Other than reimbursement of certain out-of-pocket expenses, there is no additional fee for its service to distribute proxy solicitation materials and the solicitation of votes. We may reimburse brokers or other persons holding stock in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.
     The Company will provide without charge to each person being solicited by this Proxy Statement, on the written request of any such person, a copy of our Annual Report on Form 20-F for the year ended December 31, 2004 (as filed with the SEC) including the financial statements thereto. All such requests should be directed to Michael Siu, Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong, China.

WHERE YOU CAN FIND MORE INFORMATION
     Tramford International Limited files annual and current reports, proxy statements and other documents with the Securities and Exchange Commission (“SEC”) under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.
     The SEC allows the Company to “incorporate by reference” information that we file with the SEC in other documents into this proxy statement. This means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. The information that the Company files with the SEC in the future and incorporates by reference in this proxy statement automatically updates and supersedes previously filed information. Such updated and superseded information will not, except as so modified or superseded, constitute part of this proxy statement.
     The Company incorporates by reference into this proxy statement each document we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement and prior to the Annual Meeting. We also incorporate by reference into this proxy statement the following documents that we filed with the SEC under the Exchange Act:
•	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed on June 29, 2004;

•	The Form 6-K on Interim Results announcement filed on October 4, 2004;

•	The Form 6-K on notice of 2004 annual meeting and proxy statement filed on December 21, 2004;

•	The Form 6-K on announcement of resignation of director and appointment of new board member filed on February 8, 2005;

•	The Form 6-K on announcement of appointment of independent director filed on March 24, 2005;

•	The Form 6-K on announcement of appointment of Chief Executive Officer filed on March 29, 2005;

•	The Form 6-K on announcement of appointment of independent directors filed on April 6, 2005;

•	The Form 6-K on announcement of change of independent directors filed on April 28, 2005;

•	The Form 6-K on announcement of appointment of executive directors, independent directors, officers and members of Compensation Committee filed on May 24, 2005;

•	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed on June 30, 2005;

•	The Form 6-K on announcement of launch of website filed on July 18, 2005;

•	The Form 6-K on announcement of appointment of independent directors and members of Nominating Committee filed on July 28, 2005; and

•	The Form S-8 on Registration Statement under The Securities Act of 1933 filed on August 11, 2005.

STOCKHOLDER PROPOSALS
     The Annual Meeting of Stockholders for the fiscal year ending December 31, 2006 is expected to be held in August 2006. Any stockholder proposal intended to be included in the Company’s proxy statement and form of proxy for presentation at the 2006 Annual Meeting of Stockholders (the “2006 Meeting”) pursuant to Rule 14a-8 (“Rule 14a-8”), as promulgated under the Securities Exchange Act of 1934, must be received by the Company not later than April 26, 2006. As to any proposals submitted for presentation at the 2006 Meeting outside the processes of Rule 14a-8, the proxies named in the form of proxy for the 2006 Meeting will be entitled to exercise discretionary authority on that proposal unless the Company receives notice of the matter on or before July 12, 2006.

By Order of the Board of Directors,
/s/ Michael Siu

Michael Siu
Secretary
September 21, 2005

Annex A
Tramford International Limited
(the “Company”)
Proposal of
     The resolutions to be considered at the Meeting amending the Memorandum and Articles of Association of the Company:
     “THAT the following resolutions of members of the Company amending the Memorandum and Articles of Association be passed as Special Resolutions:
Amendment to the Articles of Association
     THAT the following amendments to the Articles of Association of the Company be and are hereby approved:
1.	Clause 22(b) is amended by deleting “51” and substituting “50”;

2.	Clause 27 is amended by deleting “Members shall not mortgage or charge their registered shares in the Company except with the prior written consent of a simple majority of member”;

3.	Clause 63 is amended by deleting “65%” and substituting “33 1/3%”;

4.	Clause 67 is deleted and the following substituted:
“67	At any meeting of the members the Chairman shall be responsible for deciding in such manner as he shall consider appropriate whether any resolution has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes thereof. All voting shall be conducted by poll. The result of any voting by poll shall be duly recorded in the minutes of that meeting by the chairman.”
5.	Clause 73(b), 73(g) and 73(h) are deleted in their entirety and clauses 73(c), 73(d), 73(e) and 73(f) are re-numbered to 73(b), 73(c), 73(d) and 73 (e) respectively.

6.	Clause 75 is amended by deleting “seven (7) and no more than eleven (11)” and substituting “two (2)”;

7.	Clause 93 is amended by deleting “96” and substituting “95”;

8.	Clause 95 is amended by deleting “10” on the first and second lines and substituting “3”;

9.	Clause 97 is amended by deleting “five directors to be designated by a majority of the Stockholders each holding more than five percent of the issued share capital of the Company” and substituting “two-third of the members of the Board of Directors of the Company”;

10.	Clause 98 is deleted in its entirely and the following substituted:–
“98.	At every meeting of the directors, the directors present shall choose some one of their number to be Chairman of the meeting.”
11.	Clause 104 is amended by deleting “the Chairman of the Board of Directors to preside at meetings of directors and members, the Vice Chairman to act in the absence of the Chairman,” and in the same clause deleting “Treasurer” and substituting “Chief Financial Officer”;

12.	Clause 129 is deleted in its entirety and the following substituted:–
“129.	The independent registered public accounting firm shall not be members of the Company.”
13.	Clauses 127, 128 and 130 to 134 are amended by deleting “auditors” and “auditor” and substituting “independent registered public accounting firm”.

Annex A1
     The Memorandum and Articles of Association having incorporated with the proposed amendments to the existing Memorandum and Articles of Association

Annex A1
TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE INTERNATIONAL BUSINESS COMPANIES ACT
(CAP. 291)
MEMORANDUM OF ASSOCIATION
OF
TRAMFORD INTERNATIONAL LIMITED
NAME
1.	The Name of the Company is TRAMFORD INTERNATIONAL LIMITED.
REGISTERED OFFICE
2.	The registered office of the Company will be P.O. Box 71, Craigmuir Chambers, Road Tower, Tortola, British Virgin Islands.
REGISTERED AGENT
3.	The registered agent of the Company will be HWR Services Limited of P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.
GENERAL OBJECTS AND POWERS
4.	The Objects for which the Company is established are to engage in any act or activity that is not prohibited under any law for the time being in force in the British Virgin Islands including but not limited to: -
(1)	To purchase or otherwise acquire and undertake the whole or any part of the business, goodwill, assets and liabilities of any person, firm or company; to acquire an interest in, amalgamate with or enter into partnership, joint venture or profit-sharing arrangement with any person, form or company; to promote, sponsor, establish, constitute, form, participate in, organize, manage, supervise and control any corporation, company, syndicate, fund, trust, business or institution.
(2)	To import, export, buy, sell (wholesale and retail), exchange, barter, let on hire, distribute and otherwise deal in and turn to account goods, materials, commodities, produce and merchandise generally in their prepared, manufactured, semi-manufactured and raw state.

(3)	To purchase or otherwise acquire and hold, in any manner and upon any terms, and to underwrite and deal in shares, stocks, debentures, debenture stock, annuities and foreign exchange, foreign currency deposits and commodities, and from time to time to vary any of the same, and to exercise and enforce all rights and powers incidental to the Company’s interest therein, and to carry on business as an investment trust, and to invest or deal with the money of the Company not immediately required for its operations in such manner as the Company may think fit.

(4)	To enter into, carry on and participate in financial transactions and operations of all kinds.

(5)	To manufacture, construct, assemble, design, repair, refine, develop, alter, convert, refit, prepare, treat, render marketable, process and otherwise produce materials, fuels, chemicals, substances and industrial, commercial and consumer products of all kinds.

(6)	To apply for, register, purchase or other wise acquire and protect, prolong, and renew, in any part of the world, any intellectual and industrial property and technology or

Annex A1
whatsoever kind or nature and licences, protections and concessions therefor, and to use, turn to account, develop, manufacture, experiment upon, test, improve and license the same.

(7)	To purchase or otherwise acquire and to hold, own, license, maintain, work, exploit, farm, cultivate, use, develop, improve, sell, let surrender, exchange, hire, convey or otherwise deal in lands, mines, natural resources, and mineral, timber and water rights, wheresoever situate, and any interest, estate and rights in any real, personal or mixed property and any franchises, rights, licences or privileges, and to collect, manage, invest, reinvest, adjust, and in any manner to dispose of the income, profits, and interest arising therefrom.

(8)	To improve, manage, develop, sell, let, exchange, invest, reinvest, settle, grant licences, easements, options, ervitudes and other rights over, or otherwise deal with all or any part of the Company’s property, undertaking and assets (present and future) including uncalled capital, and any of the Company’s rights, interests and privileges.

(9)	To acquire, sell, own, lease, let out on hire, administer, manage, control operate, construct, repair alter equip, furnish, fit out, decorate, improve and otherwise undertake and deal in engineering and construction works, buildings, projects, offices and structures of all kinds.

(10)	To carry on business as consulting engineers in all field including without limitation civil, mechanical chemical, structural, marine, mining, industrial aeronautical, electronic and electrical engineering, and to provide architectural, design and other consultancy services of all kinds.

(11)	To purchase or otherwise acquire, take in exchange, charter, hire, build, construct, own, work, mange, operate and otherwise deal with any ship, boat, barge or other waterborne vessel, hovercraft, balloon, aircraft, helicopter or other flying machine, coach, wagon, carriage (however powered) or other vehicle, or any share or interest therein.

(12)	To establish, maintain, and operate sea, air, inland waterway and land transport enterprises (public and private) and all ancillary services.
(13)	To carry on the business of advisers, consultants, researchers, analysts and brokers of whatsoever kind or nature in all branches of trade, commerce, industry and finance.

(14)	To provide or procure the provision of every and any service or facility required by any person, firm or company.

(15)	To provide agency, corporate, office and business services to any person, firm or company, and to act as nominee or custodian of any kind and to act as trustee under deeds of trust and settlement and as executor of wills and to receive assets into custody on behalf of clients and to manage, administer and invest such assets in accordance with any deed of trust or settlement, will or other instruments pursuant to which such assets are held.

(16)	To carry on all or any of the businesses of shippers and ship-owners, ship and boat-builders, charterers, shipping and forwarding agents, ship managers, wharfingers, lightermen, stevedores, packers, storers, fishermen and trawlers.

(17)	To carry on all or any of the businesses of hoteliers and restaurateurs and sponsors, managers and licensees of all kinds of sporting, competitive, social and leisure activities and of clubs, associations and social gatherings of all kinds and purposes.

(18)	To carry on business as auctioneers, appraiser, valuers, surveyors, land and estate agents.

(19)	To carry on business as farmers, graziers, dealers in and breeders of liverstock, horticulturists and market gardeners.

Annex A1
(20)	To carry on all or any of the businesses of printers, publishers, designers, draughtsmen, journalists, press and literary agents, tourist and travel agents, advertisers, advertising and marketing agents and contractors, personal and promotional representatives, artists, sculptors, decorators, illustrators, photographers, film makers, producers and distributors, publicity agents and display specialists.

(21)	To establish and carry on institutions of education, instruction or research and to provide for the giving and holding of lectures, scholarships, awards, exhibitions, classes and meetings for the promotion and advancement of education or the dissemination of knowledge generally.

(22)	To carry on business as jewelers, goldsmiths, silversmiths and bullion dealers and to import, export, buy, sell and deal in (wholesale and retail) jewellery, gold, sliver and bullion, gold and silver plate, articles of vertu, objects of art and such other articles and goods as the company thinks fit, and to establish factories for culturing, processing and manufacturing goods for the above business.

(23)	To design invent, develop, modify, adapt, alter, improve and apply any object, article, device, appliance, uensil or product for any use or purpose whatsoever.

(24)	To develop, acquire store, license, apply, assign, exploit all and any forms of computer and other electronic software, programs and applications and information, databases and reference material and computer, digital and other electronic recording, retrieval, processing and storage media of whatsoever kind and nature.

(25)	To engage in the provision or processing of communications and telecommunications services, information retrieval and delivery and electronic message and database services.

(26)	To enter into any commercial or other arrangements with any government, authority, corporation, company or person and to obtain or enter into any legislation, orders, charters, contracts, decrees, rights, privileges, licences, franchises, permits and concessions for any purpose and to carry out, exercise and comply with the same and to make, execute, enter into, commerce, carry on, prosecute and defend all steps, contracts, agreements, negotiations, legal and other proceedings, compromises, arrangements, and schemes and to do all other acts, matters and things which shall at any time appear conducive or expedient for the advantage or protection of the Company.

(27)	To take out insurance in respect of any and all insurable risks which may affect the Company or any other Company or person and to effect insurance (and to pay the premiums therefor) in respect of the life of any person and to effect re-insurance and counter-insurance, but no business amounting to fire, life or marine insurance business may be undertaken.

(28)	To lend and advance money and grant and provide credit and financial or other accommodation to any person, form or company.

(29)	To borrow or raise money in such manner as the Company shall think fit and in particular by the issue (whether at par or at a premium or discount and for such consideration as the Company may think fit) of bonds, debentures or debenture stock (payable to bearer or otherwise), mortgages or charges, perpetual or otherwise, and if the Company thinks fit charged upon all or any of the Company’s property (both present and future) and undertaking including its uncalled capital and further, if so thought fit, convertible into any stock or shares of the Company or any other company, and collaterally or further to secure any obligations of the Company by a trust deed or other assurance.

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(30)	To guarantee or otherwise support or secure, either with or without the Company receiving any consideration or advantage and whether by personal covenant or by mortgaging or charging all or part of the undertaking, property, assets and rights (present and future) and uncalled capital of the Company or by both such methods or by any other means whatsoever, the liabilities and obligations of and the payment of any moneys whatsoever (including but not limited to capital, principal, premiums, interest, dividends, cost and expenses on any stocks, shares or securities) by any person, firm or company whatsoever including but not limited to any company which is for the time being the holding company or a subsidiary of the Company or of the Company’s holding company or is otherwise associated with the Company in its business, and to act as agents for the collection, receipt or payment of money, and to enter into any contract of indemnity or suretyship (but not in respect of fire, life and marine insurance business).

(31)	To draw, make, accept, endorse, negotiate, discount, execute, issue, purchase or otherwise acquire, exchange, surrender, convert, make advances upon, hold, charge, sell and otherwise deal in bills of exchange, cheques, promissory notes, and other negotiable instruments and bills of lading, warrants, and other instruments relating to goods.

(32)	To give any remuneration or other compensation or reward (in cash or securities or in any other manner the Directors may think fit) to any person for services rendered or to be rendered in the conduct or course of the Company’s business or in placing or procuring subscriptions of or otherwise assisting in the issue of any securities of the Company or any other company formed or promoted by the Company or in which the Company may be interested or in or about the formation or promotion of the Company or any other company as aforesaid.

(33)	To grant or procure pensions, allowances, gratuities and other payments and benefits of whatsoever nature to or for any person and to make payments towards insurances or other arrangements likely to benefit any person or advance the interests of the Company or of its Members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of the Company or of its Members or for any national, charitable, benevolent, educational, social, public, general or useful object.

(34)	To pay all expenses preliminary or incidental to the formation and promotion of the Company or any other company and the conduct of the business of the Company or any other company.

(35)	To procure the Company to be registered or recognized in any territory.

(36)	To cease carrying on and wind up any business or activity of the Company, and to cancel any registration of and to wind up and procure the dissolution of the Company in any territory.

(37)	To distribute any part of the undertaking, property and assets of the Company among its creditors and Members in specie or in kind but so that no distribution amounting to a reduction of capital may be made without the sanction (if any) for the time being required by law.

(38)	To appoint agents, experts and attorneys to do any and all of the above matters and things on behalf of the Company or any thing or matter for which the Company acts as agent or is in any other way whatsoever interested or concerned in any part of the world.

(39)	To do all and any of the above matters or things in any part of the world and either as principal, agent, contractor, trustee, or otherwise and by or through trustees, agents or otherwise and either alone or in

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conjunction with others, and generally upon such terms and in such manner and for such consideration and security (if any) as the Company shall think fit including the issue and allotment of securities of the Company in payment or part payment for any property acquired by the Company or any services rendered to the Company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose.

(40)	To carry on any other business or activity and do any act or thing which in the opinion of the Company is or may be capable of being conveniently carried on or done in connection with any of the above, or likely directly or indirectly to enhance the value of or render more profitable all or any part of the Company’s property or assets or otherwise to advance the interests of the Company or its Members.

(41)	To have all such powers as are permitted by law for the time being in force in the British Virgin Islands, irrespective of corporate benefit, to perform all acts and engage in all activities necessary, conducive or incident to the conduct, promotion or attainment of the above objects of the Company or any of them.
5.(i)	And it is hereby declared that the intention is that each of the objects specified in each paragraph of this clause shall, except where otherwise expressed in such paragraph, be an independent main object and be in nowise limited or restricted by reference to or inference form the terms of any other paragraph or the name of the Company.

EXCLUSIONS

The Company may not:
(a)	carry on business with persons resident in the British Virgin Islands;

(b)	own an interest in real property situate in the British Virgin Islands, other than a lease referred to in paragraph 5(ii)e of subclause 5(ii);

(c)	carry on banking or trust business, unless it is licensed to do so under the Banks and Trust Companies Act, 1990;

(d)	carry on business as an insurance or reinsurance company, insurance agent or insurance broker, unless it is licensed under an enactment authorizing it to carry on that business;

(e)	carry on business of company management, unless it is licensed under the Company Management Act, 1990; or

(f)	carry on the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands:
(ii)	For purposes of paragraph 5(i)a of subclause 5(i), the Company shall not be treated as carrying on business with persons resident in the British Virgin Islands if:
(g)	it makes or maintains deposits with a person carrying on banking business within the British Virgin Islands ;

(h)	it makes or maintains of professional contact with solicitors, barristers, accountants, bookkeepers, trust companies, administration companies, investment advisers or other similar persons carrying on business within the British Virgin Islands;

(i)	it prepares or maintains books and records within the British Virgin Islands:

(j)	it holds, within the British Virgin Islands, meetings of its directors or members:

(k)	it holds a lease of property for use as an office from which to communicate with members or where books and records of the Company are prepared or maintained;

(l)	it holds shares, debt obligations or other securities in a company incorporated under the International Business Companies Act or under the Companies Act; or

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(m)	shares, debt obligations or other securities in the Company are owned by any person resident in the British Virgin Islands or by any company incorporated under the International Business Companies Act or under the Companies Act.
LIMITATION OF LIABILITY
6.	The liability of members of the Company is limited.
CURRENCY
7.	Shares in the Company shall be issued in the currency of the United States of America.
AUTHORISED CAPITAL
8.	The authorized capital of the Company is US$25,000,000.00
CLASSES, NUMBER AND PAR VALUE OF SHARES
9.	The authorized capital is made up of one class and one series of shares divided into 2,500,000,000 shares of US$0.01 par value.
DESIGNATIONS, POWERS, PREFERENCES, ETC. OF SHARES
10.	All shares shall
(a)	have one vote each;

(b)	be subject to redemption, purchase or acquisition by the Company for fair value; and

(c)	have the same rights with regard to dividends and distributions upon liquidation of the Company.
VARIATION OF CLASS RIGHTS
11.	If at any time the authorized capital is divided into different classes or series of shares, the rights attached to any class or series (unless otherwise provided by the terms of issue of the shares of that class or series) may, whether or not the Company is being would up, be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or series and of the holders of not less than three-fourths of the issued shares of any other class or series of shares Which may be affected such variation.
RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU
12.	The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.
REGISTERED SHARES
13.	Shares shall be issued as registered shares.
TRANSFER OF REGISTERED SHARES
14.	Subject to the provisions of Regulation 39 of the Articles of Association annexed hereto (“the Articles of Association”), registered shares in the Company may be transferred, subject to the prior or subsequent approval of the Company as evidenced by a resolution of members.
AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION
15.	The Company may amend its Memorandum of Association and Articles of Association by a special resolution of members.
DEFINITIONS
16.	The meanings of words in this Memorandum of Association are as defined in the Articles of Association.

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We, HWR SERVICES LIMITED, of P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands for purpose of incorporating an International Business Company under the laws of the British Virgin Islands hereby subscribe our name to this Memorandum of Association the 1st day of June, 1995.

SUBSCRIBER	HWR SERVICES LIMITED

(Sd.) E.T.POWELL
Authorised Signatory

In the presence of: WITNESS	(Sd.) Fandy Tsoi
9/F Ruttonjee House
11 Duddell Street, Central
Hong Kong
Administrative Assistant

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TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE INTERNATIONAL BUSINESS COMPANIES ACT
(CAP. 291)
ARTICLES OF ASSOCIATION
OF
TRAMFORD INTERNATIONAL LIMITED
PRELIMINARY
1.	In these Articles, if not inconsistent with the subject or context, the words and expressions standing in the first column of the following table shall bear the meanings set opposite them respectively in the second column thereof.

Words	Meaning

Capital	The sum of the aggregate par value of all outstanding shares with par value of the Company and shares with par value held by the Company as treasury shares plus

	(a)	the aggregate of the amounts designated as capital of all outstanding shares without par value of the Company and shares without par value held by the Company as treasury shares, and

	(b)	the amounts as are from time to time transferred from surplus to capital by a resolution of directors.

member	A person who holds shares in the Company.

person	An individual, a corporation, a trust, the estate of a deceased individual, a partnership or an unincorporated association of persons.

resolution of directors	A resolution approved at a duly convened and constituted meeting of directors of the Company by the affirmative vote of at least two-thirds of the directors present at the meeting who voted and did not abstain, or a resolution consented to in writing by at least two-thirds of the directors of the Company.

resolution of members	(a)	resolution approved at a duly convened and constituted meeting of the members of the Company by the affirmative vote of

	(i)	In the case of an ordinary resolution, a simple majority and in the case of a special resolution not less than 75%, of the votes of the shares entitled to vote thereon which were present at the meeting and were voted and not abstained, or

	(ii)	In the case of an ordinary resolution, a simple majority and in the case of a special resolution not less than 75%, of the votes of each class or series of shares which were present at the meeting and entitled to vote thereon as a class or series and were voted

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and not abstained and of a simple majority of the votes of the remaining shares entitled to vote thereon which were present at the meeting and were voted and not abstained; or

(b) a resolution (be it ordinary resolution or special resolution) consented to in writing by

(i) 75% of the votes of shares entitled to vote thereon, or

(ii) 75% of the votes of each class or series of shares entitled to vote thereof as a class or series and of an absolute majority of the votes of the remaining shares entitled to vote thereon.

Securities	Shares and debt obligations of every kind, and options, warrants and rights to acquire shares, or debt obligations.

surplus	The excess, if any, at the time of the determination of the total assets of the Company over the aggregate of its total liabilities, as shown in its books of account, plus the Company’s Capital.

the Act	The International Business Companies Act (Cap. 291) including any modification, extension, re-enactment or renewal thereof and any regulations made thereunder.

the Memo- random	The Memorandum of Association of the Company as originally framed or as from time to time amended.

the Seal	Any Seal which has been duly adopted as the Seal of the Company.

these Articles	These Articles of Association as originally framed or as from time to time amended.

treasury shares	Shares in the Company that were shares previously issued but were repurchased, redeemed or otherwise acquired by the Company and not cancelled.
2.	“Written” or any term of like import includes words typewritten, printed, painted engraved, lithographed, photographed or represented or reproduced by any mode of reproducing words in a visible form, including telex, facsimile, telegram and cable.

3.	Save as aforesaid any words or expressions defined in the Act shall bear the same meaning in these Articles.

4.	Whenever the singular or plural number, or the masculine, feminine or neuter gender is used in these Articles, it shall equally, where the context admits, include the others.

5.	A reference in these Articles to voting in relation to shares shall be construed as a reference to voting by members holding the shares except that it is the votes allocated to the shares that shall be counted and not the number of members who actually voted and a reference to shares being present at a meeting shall be given a corresponding construction.

6.	A reference to money in these Articles is, unless otherwise stated, a reference to the currency in which shares in the Company shall be issued according to the provisions of the Memorandum.
REGISTERED SHARES
7.	Every member holding registered shares in the Company shall be entitled to a certificate signed by a director or officer of the Company and under the seal specifying the share or shares held by him and the signature of the director or officer and the Seal may be facsimiles.

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8.	Any member receiving a share certificate for registered shares shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a share certificate for registered shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a resolution of directors.

9.	If several persons are registered as joint holders of any shares, any one of such persons may give an effectual receipt for any dividend payable in respect of such shares.
BEARER SHARES
10.	The Company shall not create or issue bearer shares or warrants.
SHARES, AUTHORISED CAPITAL, CAPITAL AND SURPLUS
11.	Subject to the provisions of these Articles, the unissued shares of the Company shall be at the disposal of the directors who may, without limiting or affecting any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of shares to such persons, at such times and upon such terms and conditions as the Company may be special resolution of members determine.

12.	No share in the Company may be issued until the consideration in respect thereof its fully paid, and when issued the share is for all purposes fully paid and non-assessable save that a share issued for a promissory note or other written obligation for payment of a debt may be issued subject to forfeiture in the manner prescribed in these Articles.

13.	Shares in the Company shall be issued for money, services rendered, personal property, an estate in real property, a promissory note or other binding obligation to contribute money or property or any combination of the foregoing as shall be determined by a special resolution of members.

14.	Shares in the Company may be issued for such amount of consideration as the members may from time to time by special resolution of members determine, except that in the case of shares with par value, the amount shall not be less than the par value, and in the absence of fraud the decision of the directors as to the value of the consideration received by the Company in respect of the issue is conclusive unless a question of law is involved. The consideration in respect of the shares constitutes capital to the extent of the par value and the excess constitutes surplus.

15.	A share issued by the Company upon conversion of, or in exchange for, another share or a debt obligation or other security in the Company, shall be treated for all purposes as having been issued for money equal to the consideration received or deemed to have been received by the Company in respect of the other share, debt obligation or security.

16.	Treasury shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with these Articles) as the Company may be special resolution of members determine.

17.	The Company may issue fractions of a share and a fractional share shall have the same corresponding fractional liabilities, limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole share of the same class or series of shares.

18.	Upon the issue by the Company of a share without par value, if an amount is stated in the Memorandum to be authorized capital represented by such shares then each share shall be issued for no less than the appropriate proportion of such amount which shall constitute capital, otherwise the consideration in respect of the share constitutes capital to the extent designated by the members and the excess constitutes surplus, except that the members must designate as capital an amount of the consideration that is at least equal to the amount that the share is entitled to as a preference, if any, in the assets of the Company upon liquidation of the Company.

19.	The Company may purchase, redeem or otherwise acquire and hold its own shares but only out of surplus or in exchange for newly issued shares of equal value.

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20.	Subject to provisions to the contrary in
(a)	the Memorandum or these Articles;

(b)	the designations, powers, preferences, rights, qualifications, limitations and restrictions with which the shares were issued; or
the company may not purchase, redeem or otherwise acquire its own shares without the consent of members whose shares are to be purchased, redeemed or otherwise acquired.

21.	No purchase, redemption or other acquisition of shares shall be made unless the directors determine that immediately after the purchase, redemption or other acquisition the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realizable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account, and its capital and, in the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.

22.	A determination by the directors under the preceding Regulation is not required where shares are purchased, redeemed or otherwise acquired:
(a)	pursuant to a right of a member to have his shares redeemed or to have his shares exchanged for money or other property of the Company.

(b)	by virtue of a transfer of capital pursuant to Regulation 51:

(c)	by virtue of the provisions of Section 83 of the Act, or

(d)	pursuant to an order of the Court.
23.	Shares that the Company purchases, redeems or otherwise acquires pursuant to the preceding Regulation may be cancelled or held as treasury shares except to the extent that such shares are in excess of 80 percent of the issued shares of the Company in which case they shall be cancelled but which shall be available for reissue.

24.	Where shares in the Company are held by the Company as treasury shares or are held by another company of which the Company holds, directly or indirectly, shares having more than 50 percent of the votes in the election of directors of the other company, such shares of the Company are not entitled to vote or to have dividends paid thereof and shall not be treated as outstanding for any purpose except for purposes of determining the capital of the Company.

25.	The Company may purchase, redeem or otherwise acquire its shares at a price lower than the fair value if permitted by, and then only in accordance with, the terms of
(a)	the Memorandum or these Articles; or

(b)	a written agreement for the subscription for the shares to be purchased, redeemed or otherwise acquired.
26.	The Company may by a resolution of directors include in the computation of surplus for any purpose the unrealized appreciation of the assets of the Company, and, in the absence of fraud, the decision of the directors as to the value of the assets is conclusive, unless a question of law is involved.
MORTGAGES AND CHARGES OF REGISTERED SHARES
27.	Upon satisfactory evidence thereof the Company shall give effect to the terms of any valid mortgage or charge except insofar as it may conflict with any requirements herein contained for consent to the transfer of shares.
28.	In the case of the mortgage or charge of registered shares there may be entered in the share register of the Company at the request of the registered holder of such shares
(a)	a statement that that shares are mortgaged or charged;

(b)	the name of the mortgagee or chargee; and

(c)	the date on which the aforesaid particular are entered in the share register.

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29.	Where particulars of a mortgage or charge are registered, such particulars shall be cancelled
(a)	with the consent of the named mortgagee or chargee or anyone authorized to act on his behalf, or

(b)	upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.
30.	Whilst particulars of a mortgage or charge are registered, no transfer of any share comprised therein shall be effected without the written consent of the named mortgagee or chargee or anyone authorized to act on his behalf.
FORFEITURE
31.	When shares issued for a promissory note or other written obligation for payment of a debt have been issued subject to forfeiture, the provisions set forth in the following four regulations shall apply.

32.	Written notice specifying a date for payment to be made and the shares in respect of which payment is to be made shall be served on the member who defaults in making payment pursuant to a promissory note or other written obligations to pay a debt.

33.	The written notice specifying a date for payment shall
(a)	name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which payment required by the notice is to be made; and

(b)	contain a statement that in the event of nonpayment at or before the time named in the notice the shares, or any of them, in respect of which payment is not made will be liable to be forfeited.
34.	Where a written notice has been issued and the requirements have not been complied with within the prescribed time, the directors may at any time before tender of payment forfeit and cancel the shares to which the notice relates.

35.	The Company is under no obligation to refund any moneys to the member whose shares have been forfeited and cancelled pursuant to these provisions. Upon forfeiture and cancellation of the shares the member is discharged from any further obligation to the Company with respect to the shares forfeited and cancelled.
LIEN
36.	The Company shall have a first and paramount lien on every share issued for a promissory note or for any other binding obligation to contribute money or property or any combination thereof to the Company, and the Company shall also have a first and paramount lien on every share standing registered in the name of a member, whether singly or jointly with any other person or persons, for all the debts and liabilities of such member or his estate to the Company, whether the same shall have been incurred before or after notice to the Company of any interest of any person other than such member, and whether the time for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether a member of the Company or not. The Company’s lien on a share shall extend to all dividends payable thereof. The directors may at any time either generally, or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt form the provisions of this Regulation.

37.	In the absence of express provisions regarding sale in the promissory note or other binding obligation to contribute money or property, the Company may sell, in such manner as the directors may by resolution of directors determine, any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of twenty one days after a notice in writing, stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.

38.	The net proceeds of the sale by the Company of any shares on which it has a lien shall be applied in or towards payment of discharge of the promissory note

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or other binding obligation to contribute money or property or any combination thereof in respect of which the lien exists so far as the same is presently payable and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the holder of the share immediately before such sale. For giving effect to any such sale the directors may authorize some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the sale.
TRANSFER OF SHARES
39.	Subject to any limitations in the Memorandum, registered shares in the Company may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, but in the absence of such written instrument of transfer the directors may accept such evidence of a transfer of shares as they consider appropriate.

40.	The Company shall not be required to treat a transferee of a registered share in the Company as a member until the transferee’s name has been entered in the share register.

41.	Subject to any limitations in the Memorandum, the Company must on the application of the transferor or transferee of a registered share in the Company enter in the share register the name of the transferee of the share save that the registration of transfers may be suspended and the share register closed at such times and for such periods as the Company may from time to time by resolution of directors determine provided always that such registration shall not be suspended and the share register closed for more than 60 days in any period of 12 months.
TRANSMISSION OF SHARES
42.	The executor or administrator of a deceased member, the guardian of an incompetent member or the trustee of a bankrupt member shall be the only person recognized by the Company as having any title to his share but they shall not be entitled to exercise any rights as a member of the Company until they have proceeded as set forth in the next following three regulations.

43.	The production of the Company of any document which is evidence of probate of the will, or letters of administration of the estate, or confirmation as executor, of a deceased member or of the appointment of a guardian of an incompetent member or the trustee of a bankrupt member shall be accepted by the Company even if the deceased, incompetent or bankrupt member is domiciled outside the British Virgin Islands if the document evidencing the grant of probate or letters of administration, confirmation as executor, appointment as guardian or trustee in bankruptcy is issued by a foreign court which had competent jurisdiction in the matter. For the purpose of establishing whether or not a foreign court had competent jurisdiction in such a matter the directors may obtain appropriate legal advice. The directors may also require an indemnity to be given by the executor, administrator, guardian or trustee in bankruptcy.

44.	Any person becoming entitled by operation of law or otherwise to a share or shares in consequence of the death, incompetence or bankruptcy of any member may be registered as a member upon such evidence being produced as may reasonably be required by the directors. An application by any such person to be registered as a member shall for all purposes be deemed to be a transfer of shares of the deceased, incompetent or bankrupt member and the directors shall treat it as such.

45.	Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any member may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share or shares and such request shall likewise be treated as if it were a transfer.

46.	What amounts to incompetence on the part of a person is a matter to be determined by the court having regard to all the relevant evidence and the circumstances of the case.

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REDUCTION OR INCREASE IN AUTHORISED CAPITAL OR CAPITAL
47.	The Company may by a special resolution of members amend the Memorandum to increase or reduce its authorized capital and in connection therewith the Company may in respect of any unissued shares increase or reduce the number of such shares, increase or reduce the par value of any such shares or effect any combination of the foregoing.

48.	The Company may be special resolution of members amend the Memorandum to
(a)	divide the shares, including issued shares, of a class or series into a larger number of shares of the same class or series; or

(b)	combine the shares, including issued shares, of a class or series into a smaller number of shares of the same class or series.
provided, however, that where shares are divided or combined under (a) or (b) of this Regulation, the aggregate par value of the new shares must be equal to the aggregate par value of the original shares.

49.	The capital of the Company may by a special resolution of members be increased by transferring an amount of the surplus of the Company to capital.

50.	Subject to the provisions of the two next succeeding Regulations, the capital of the Company may by special resolution of members be reduced by transferring an amount of the capital of the Company to surplus.

51.	No reduction of capital shall be effected that reduces the capital of the Company to an amount that immediately after the reduction is less than the aggregate par value of all outstanding shares with par value and all shares with par value held by the Company as treasury shares and the aggregate of the amounts designated as capital of all outstanding shares without par value and all shares without par value held by the Company as treasury shares that are entitled to a preference, if any, in the assets of the Company upon liquidation of the Company.

52.	No reduction of capital shall be effected unless the directors determine that immediately after the reduction the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and that the realizable assets of the Company will not be less than its total liabilities, other than deferred taxes, as shown in the books of the Company and its remaining capital, and, in the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.
MEETINGS AND CONSENTS OF MEMBERS
53.	The directors of the Company may convene meetings of the members of the Company at such times and in such manner and places within or outside the British Virgin Islands as the directors consider necessary or desirable.

54.	Upon the written request of members holding 10 percent or more of the outstanding voting shares in the Company the directors shall convene a meeting of members.

55.	The directors shall give not less than 7 days notice of meetings of members to those persons whose names on the date the notice is given appear as members in the share register of the Company and are entitled to vote at the meeting.

56.	The directors may fix the date notice is given of a meeting of members as the record date for determining those shares that are entitled to vote at the meeting.

57.	A meeting of members may be called on short notice:
(a)	if members holding not less than 80 percent of the total number of shares entitled to vote on all matters to be considered at the meeting, or 80 votes of each class or series of shares where members are entitled to vote thereof as a class or series together with not less than a 80 percent majority of the remaining votes, have agreed to short notice of the meeting, or

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(b)	if all members holding shares entitled to vote on all or any matters to be considered at the meeting have waived notice of the meeting and for this purpose presence at the meeting shall be deemed to constitute waiver.
58.	A member may be represented at a meeting of members by a proxy who may speak and vote on behalf of the member.

59.	The instrument appointing a proxy shall be produced at the place appointed for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.

60.	An instrument appointing a proxy shall be in substantially the following form or such other form as the Chairman of the meeting shall accept as properly evidencing the wishes of the member appointing the proxy.
(Name of Company)
I/We                                                              being a member of the above Company with                                                              shares HEREBY APPOINT                                                               of                                  or failing him                                                               of                                                               to                                                              be my/our proxy to vote for me/us at the meeting of members                                                              to be held on the                                                     day of                                                               and at any adjournment thereof.
(Any restrictions on voting to be inserted here.)
Signed this                                                              day of

Member
61.	The following shall apply in respect of joint ownership of shares:
(a)	if two or more persons hold shares jointly each of them may be present in person or by proxy at a meeting of members an may speak as a member;

(b)	if only one of the joint owners are present in person or by proxy they must vote as one.

(c)	if two or more of the joint owners are present in person or by proxy they must vote as one.
62.	A member shall be deemed to be present at a meeting of members if he participates by telephone or other electronic means and all members participating in the meeting are able to hear each other.

63.	A meeting of members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 33 1/3 percent of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the meeting. If a quorum be present, notwithstanding the fact that such quorum may be represented by only one person then such person may resolve any matter and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy form shall constitute a valid resolution of members.

64.	If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned for one week at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote on the resolutions to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

65.	At every meeting of members, the Chairman of the Board of Directors shall preside as Chairman of the meeting. If there is no Chairman of the Board of Directors or if the Chairman of the Board of Directors is not present at the meeting, the members present shall choose some one of their number to be the Chairman. If the members are unable to choose a Chairman for any reason, then the person representing the greatest number of voting shares present in person or by prescribed form of proxy at the meeting shall preside as chairman failing which the oldest individual member or representative of a member present shall take the chair.

66.	The Chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at

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any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.
67.	At any meeting of the members the Chairman shall be responsible for deciding in such manner as he shall consider appropriate whether any resolution has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes thereof. All voting shall be conducted by poll. The result of any voting by poll shall be duly recorded in the minutes of that meeting by the Chairman.
68.	Any person other than an individual shall be regarded as one member and subject to the specific provisions hereinafter contained for the appointment of representatives of such persons the right of any individual to speak for or represent such member shall be determined by the law of the jurisdiction where, and by the documents by which, the person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any member.
69.	Any person other than an individual which is a member of the Company may by resolution of its directors of other governing body authorize such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorized shall be entitled to exercise the same power on behalf of the person which he represents as that person could exercise if it were an individual member of the Company.

70.	The Chairman of any meeting at which a vote is cast by proxy or on behalf of any person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such person shall be disregarded.

71.	Directors of the Company may attend and speak at any meeting of members of the Company and at any separate meeting of the holders of any class or series of shares in the Company.

72.	An action that may be taken by the members at a meeting may also be taken by resolution of members consented to in writing or by telex, telegram, cable or facsimile or without the need for any notice. The consent may be in the form of counterparts, each counterpart being signed by one or more members.

73.	The following matters shall require a special resolution of members:
(a)	listing of the Company’s shares (including the common stock of its successor through a merger or otherwise) other than for quotation on NASDAQ or a stock exchange in the United States;

(b)	any acquisition of assets which is outside the ordinary course of business of the Company or a subsidiary, acquisition by purchase of shares, merger, consolidation or other business combination affecting the Company or any subsidiary;

(c)	a substantial change in the primary business(es) of the Company or any subsidiary;

(d)	any liquidation, dissolution, winding-up, bankruptcy, insolvency or recapitalization of the Company or any subsidiary or any sale, lease, exchange or other disposition of all or a substantial part of the assets of the Company and its subsidiaries;

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(e)	any change in the authorized share capital or registered capital of the Company or any subsidiary or the issuance of any shares or options, warrants or other rights to purchase such shares;
DIRECTORS
74.	The first directors of the Company shall be appointed by the subscriber to the Memorandum; and thereafter, the directors shall be elected by the members.

75.	The number of directors should be no fewer than two (2).

76.	Each director shall hold office for the term, if any, fixed by resolution of members or until his earlier death, resignation or removal.

77.	A director may be removed from office, with or without cause by a resolution of directors.

78.	A director may resign his office by giving written notice of his resignation to the Company and the resignation shall have effect form the date the notice is received by the Company or from such later date as may be specified in the notice.

79.	The directors may at any time appoint any person to be a director to fill a vacancy in the board of directors, but such appointment shall only take effect until the next meeting of members. The directors shall within 7 days of any such appointment give written notice thereof to all members, and the members may confirm such appointment at the next meeting of members. A vacancy occurs through the death, resignation or removal of a director but a vacancy or vacancies shall not be deemed to exist where one or more directors shall resign after having appointed his or their successor or successors.

80.	The Company shall keep a register of directors containing
(a)	the names and addresses of the persons who are directors of the Company

(b)	the date on which each person whose name is entered in the register was appointed as a director of the Company; and

(c)	the date on which each person named as a director ceased to be director of the Company
81.	A copy thereof shall be kept at the registered office of the Company and the Company shall registered a copy of the register with the Registrar of Companies.

82.	With the prior or subsequent approval by a resolution of members, the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

83.	A director shall not require a share qualification, and may be an individual or a company.
POWERS OF DIRECTORS
84.	The business and affairs of the Company shall be managed by the directors who may pay all expenses incurred preliminary to and in connection with the formation and registration of the Company and may exercise all such powers of the Company as are not by the Act of by the Memorandum or these Articles required to be exercised by the members of the Company, subject to any delegation of such powers as may be authorized by these Articles and to such requirements as may be prescribed by a resolution of members; but no requirement made by a resolution of members shall prevail if it be inconsistent with these Articles nor shall such requirement invalidate any prior act of the directors which would have been valid if such requirement had not been made.

85.	The directors may, by a resolution of directors, appoint any person, including a person who is a director, to be an officer or agent of the Company. The resolution of directors appointing an agent may authorize the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

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86.	Every officer or agent of the Company has such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in these Articles or in the resolution of directors appointing the officer or agent, except that no officer or agent has any power or authority with respect to the matters requiring a resolution of directors under the Act.

87.	Any director which is a body corporate may appoint any person its duly authorized representative for the purpose of representing it at meetings of the Board of Directors or with respect to unanimous written consents.

88.	The continuing directors may act notwithstanding any vacancy in their body, save that if their number is reduced to their knowledge below the number fixed by or pursuant to these Articles as the necessary quorum for a meeting of directors, the continuing directors or director may act only for the purpose of appointing directors to fill any vacancy that has arisen or summoning a meeting or members.

89.	The directors may by resolution of directors exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property on any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

90.	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by resolution of directors.

91.	The Company shall maintain at its registered office a register of mortgages, charges and other encumbrances in which there shall be entered the following particulars regarding each mortgage, charge or other encumbrance:
(a)	the sum secured;

(b)	the assets secured;

(c)	the name and address of the mortgagee, chargee or other encumbrances;

(d)	the date of creation of the mortgage, charge or other encumbrance; and

(e)	the date on which the particulars specified above in respect of the mortgage, charge or other encumbrance are entered in the register.
92.	The Company may further determine by a resolution of directors to register a copy of the register of mortgages, charges or other encumbrances with the Registrar of Companies.
PROCEEDINGS OF DIRECTORS
93.	The directors of the Company may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable.

Subject to Regulation 95, a director may at any time summon a meeting of the directors of the Company.

94.	A director shall be deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

95.	A director shall be given not less than 3 days notice of meetings of directors, but a meeting of directors held without 3 days notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend, waive notice of the meeting and for this purpose, the presence of a director at a meeting shall constitute waiver on his part.

96.	A director may by a written instrument appoint an alternate who need not be a director and an alternate is entitled to attend meetings in the absence of the director who appointed him and to vote or consent in place of the director.

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97.	The quorum necessary for the transaction of business at a meeting of the Board of Directors of the Company shall be two third of the members of the Board of Directors of the Company. If within half an hour from the time of the meeting specified in the notice, such a quorum is not present, the meeting shall stand adjourned for one week, to begin on the same day of the following week at the same time and place (notwithstanding that such day is not a day on which the commercial banks in the jurisdiction of the meeting are open for business) and, if at such adjourned meeting, such a quorum is still not present, those Directors present, provided that there are at least two Directors or their proxies are present, shall be deemed a quorum and may transact the business for which the adjourned meeting was originally convened.
98.	At every meeting of the directors, the directors present shall choose some one of their number to be the Chairman of the meeting.
99.	All resolutions of the Board of Directors shall require the approval of at least two-thirds of the Directors.

100.	An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing or by telex, telegram, cable or facsimile without the need for any notice. The consent may be in the form of counterparts, each counterpart being signed by one or more directors.

101.	The directors shall cause the following corporate records to be kept:
(a)	minutes of all meetings of directors and members;

(b)	copies of all resolutions consented to by directors and members; and

(c)	such other accounts and records as the directors by resolution of directors consider necessary or desirable in order to reflect the financial position of the Company.
102.	The books, records and minutes shall be kept at the registered office of the Company, its principal place of business or at such other place as the directors determine.
OFFICERS
103.	The Company may by resolution of directors appoint officers of the Company at such times as shall be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, a President and one or more Vice Presidents, Secretaries, Chief Executive Officer and Chief Financial Officer, and such other officers as may from time to time be deemed desirable. Any number of offices may be held by the same person.
104.	The officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by resolution of directors or resolution of members, but in the absence of any specific allocation of duties it shall be the responsibility of the President to manage the day to day affairs of the Company, the Vice Presidents to at in order of seniority in the absence of the President but otherwise to perform such duties as may be delegated to them by the President, the Secretaries to maintain the share register, minutes books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements ensure compliance with all procedural requirements imposed on the Company by applicable law, and the Chief Financial Officer to be responsible for the financial affairs of the Company.
105.	The emoluments of all officers shall be fixed by resolution of directors.

106.	The officers of the Company shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors. Any vacancy occurring in any office of the Company may be filled by resolution of directors.
CONFLICT OF INTERESTS
107.	No agreement or transaction between the Company and one or more of its directors or any person in which any director has a financial interest or to whom any director is related, including as a director of that other person, is void or voidable for this reason only or by reason only that the director is present at the meeting of directors or at the meeting of the committee of directors that approves that agreement or transaction or that the vote or consent of the director is counted for that purpose if the material facts of the interest of each director in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors and are approved by all the other directors of the Company.

108.	Director who has an interest in any particular business to be considered at a meeting of directors or members may be counted for purposes of determining whether the meeting is duly constituted.
INDEMNIFICATION
109.	Subject to the limitations hereinafter provided the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who
(a)	is or was party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, an office or a liquidator of the Company; or

(b)	is or was, at the request of the Company, serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.
110.	The Company may only indemnify a person if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

111.	The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful, is, in the absence of fraud, sufficient for the purposes of these Articles, unless a question of law is involved.

112.	The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle presager does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

113.	If a person to be indemnified has been successful in defence of any proceedings referred to above the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

114.	The Company may purchase and maintain insurance in relation to any person who is or was a director, an officer or a liquidator of the Company, or who at the request of the Company is or was serving as a director, an officer or a liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in these Articles.

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SEAL
115.	The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by resolution of directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the Registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of a director or any other person so authorised from time to time by resolution of directors. Such authorisation may be before or after the seal is affixed may be general or specific and may refer to any number of sealings. The Directors may provide for a facsimile of the Seal and of the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been signed as herein before described.
DIVIDENDS
116.	The Company may by a resolution of directors declare and pay dividends in money, shares, or other property, but dividends shall only be declared and paid out of surplus. In the event that dividends are paid in specie the directors shall have responsibility for establishing and recording in the resolution of directors authorizing the dividends, a fair and proper value for the assets to be so distributed.

117.	The directors may from time to time pay to the members such interim dividends as appear to the directors to be justified by the profits of the Company.

118.	The directors may, before declaring any dividend, set aside out of the profits of the Company such sum as they think proper as a reserve fund, and may invest the sum so set apart as reserve fund upon such securities as they may select.

119.	No dividend shall be declared and paid unless the directors determine that immediately after the payment of the dividend the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realizable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in its books of account, and its capital. In the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.

120.	Notice of any dividend that may have been declared shall be given to each member in manner hereinafter mentioned and all dividends unclaimed for 3 years after having been declared may be forfeited by resolution of directors for the benefit of the Company.

121.	No dividend shall bear interest as against the Company and no dividend shall be paid on treasury shares or shares held by another company of which the Company holds, directly or indirectly, shares having more than 50 percent of the vote in electing directors.

122.	A share issued as dividend by the Company shall be treated for all purposes as having been issued for money equal to the surplus that is transferred to capital upon the issue of the share.

123.	In the case of a dividend of authorized but unissued shares without par value, an amount equal to the aggregate par value of the shares shall be transferred from surplus to capital at the time of the distribution.

124.	In the case of a dividend of authorized but unissued shares without par value, the amount designated by the directors shall be transferred from surplus to capital at the time of the distribution, except that the directors must designate as capital an amount that is at least equal to the amount that the shares are entitled to as a preference, if any, in the assets of the Company upon liquidation of the Company.

125.	A division of the issued and outstanding shares of a class or series of shares into a larger number of shares of the same class or series having a proportionately smaller par value does not constitute a dividend of shares.

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ACCOUNTS AND AUDIT
126.	The Company may by resolution of members call for the directors to prepare periodically a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit or loss of the Company for the financial period and a true and fair view of the state of affairs of the Company as at the end of the financial period.
127.	The Company may by resolution of members call for the accounts to be examined by independent registered public accounting firm.
128.	The first independent registered public accounting firm shall be appointed by resolution of directors; subsequent independent registered public accounting firm shall be appointed by a resolution of members.
129.	The independent registered public accounting firm shall not be members of the Company.
130.	The remuneration of the independent registered public accounting firm of the Company
(a)	in the case of independent registered public accounting firm appointed by the directors, may be fixed by resolution of directors;

(b)	subject to the foregoing, shall be fixed by resolution of member or in such manner as the Company may by resolution of members determine.
131.	The independent registered public accounting firm shall examine each profit and loss account and balance sheet required to be served on every member of the Company or laid before a meeting of the members of the Company and shall state in a written report whether or not.
(a)	in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit or loss for the period covered by the accounts, and of the state of affairs of the Company at the end of that period, and

(b)	all the information and explanations required by the independent registered public accounting firm have been obtained.
132.	The report of the independent registered public accounting firm shall be annexed to the accounts and shall be read at the meeting of members at which the accounts are laid before the Company or shall be served on the members.

133.	Every independent registered public accounting firm of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

134.	The independent registered public accounting firm of the Company shall be entitled to receive notice of, and to attend any meetings of members of the Company at which the Company’s profit and loss account and balance sheet are to be presented.
NOTICES
135.	Any notice, information or written statement to be given by the Company to members may be served in the case of members holding registered shares in any way by which it can reasonably be expected to reach each member or by mail addressed to each member at the address shown in the share register.

136.	Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

137.	Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was deliver to the registered office or the registered agent of the Company of that it was mailed in such time as to admit to its being delivered to the registered office

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or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.
PENSION AND SUPERANNUATION FUNDS
138.	The directors may establish and maintain or procure the establishment and maintenance of any noncontributory or contributory pension or superannuation funds for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances or emoluments, to any persons who are or were at any time in the employment or service of the Company or any company which is a subsidiary of the Company or is allied to or associated with the Company or with any such subsidiary, or who are or were at any time directors or offices of the Company or of any such other company as aforesaid or who hold or held any salaried employment or office in the Company or such other company, or any persons in whose welfare the Company or any such other company as aforesaid is or has been at any time interested, and to the wives, widows, families and dependents of any such person, and may make payments for or towards the insurance of any such person as aforesaid, and may do any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid. Subject always to the proposal being approved by resolution of members, a director holding any such employment, or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension allowance or emolument.
VOLUNTARY WINDING UP AND DISSOLUTION
139.	The Company may voluntarily commence to wind up and dissolve by a special resolution of members but if the Company has never issued shares it may voluntarily commence to wind up and dissolve by resolution of directors.
CONTINUATION
140.	The Company may be resolution of members or by a resolution passed unanimously by all directors of the Company continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.
We, HWR SERVICES LIMITED, of P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands for purpose of incorporating an International Business Company under the laws of the British Virgin Islands hereby subscribe our name to this Articles of Association the 1st day of June, 1995.

SUBSCRIBER	HWR SERVICES LIMITED

(Sd.) E.T.POWELL
Authorised Signatory

In the presence of: WITNESS	(Sd.) Fandy Tsoi
9/F Ruttonjee House
11 Duddell Street, Central
Hong Kong
Administrative Assistant

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Dated the 13th day of September 2005
BEIJING HOLDINGS LIMITED
and
TRAMFORD INTERNATIONAL LIMITED

SALE & PURCHASE AGREEMENT
Relating to the Sale and Purchase of 51% interest
in the capital of
Future Solutions Development Inc.

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THIS AGREEMENT is made on the 13th day of September  , 2005
BETWEEN
(1)	BEIJING HOLDINGS LIMITED, a company incorporated in Hong Kong whose registered office and principal place of business is at Room 4301, 43/F., Central Plaza, 18 Harbour Road, Wanchai, Hong Kong (the “Vendor”); and

(2)	TRAMFORD INTERNATIONAL LIMITED, a company incorporated in The British Virgin Islands and having its principal executive offices at Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong (the “Purchaser”)
WHEREAS:
(A)	The Purchaser is a company incorporated in the British Virgin Islands and is listed on the NASDAQ Stock Exchange.

(B)	The Vendor is the beneficial owner of Sale Shares as at the date hereof.

(C)	The Vendor has agreed to offer for sale and the Purchaser has agreed to purchase the Sale Shares on the terms and conditions set out in this Agreement.
THE PARTIES AGREE THAT:
1.	Definitions and Interpretation

(A)	Definitions
In this Agreement (including the Recitals above), the following expressions shall, unless the context requires otherwise, have the following meanings:

“Agreement”	means this agreement as amended or varied from time to time by an agreement in writing duly executed by the Parties;

“Business Day”	means any day (excluding a Saturday) on which banks generally are open for business in Hong Kong;

“Consideration Shares”	means the common stock of 2,233,800 ordinary shares of US$0.01 each to be issued by the Purchaser as the consideration in acquiring the 51% interest of FSD from the Vendor;

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“FSD”	means Future Solutions Development Inc., a limited company incorporated in the British Virgin Islands which owns 71.43% equity interest in Zhejiang University (Hangzhou) Innoessen Bio-Technology Limited, a company incorporated in the PRC and is engaged in the research and development, production and sale of chemical extracts from bamboo;

“HK$”	means Hong Kong dollars;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Parties”	means the named parties to this Agreement and their respective successors and permitted assigns;

“Sale”	means the offer by way of private sale of the Sale Shares by the Vendor on the terms and conditions set out in this Agreement;

“Sale Completion”	means completion of the Sale in accordance with Clause 3.1(A);

“Sale Completion Date”	means the date on which the Sale Completion shall take place, being 3 business days following the approval of the shareholders of the Company being obtained on the Sale pursuant to the terms and conditions herein (or such other date as may be agreed in writing between the Parties);

“Sale Shares”	means 82,418 shares of US$0.01 each in FSD being 51% of the entire existing issued shares of FSD owned by the Vendor to be sold to the Purchaser (and/or such other persons as the Purchaser may direct) in accordance with Clause 3.2(A);

“PRC”	means the People’s Republic of China excluding Taiwan, Hong Kong and the Macao Special Administrative Region for the purpose of this Agreement;

“US”	means the United States of America; and

“US$”	means the US dollars.
(B)	Construction and Certain References
(i)	References in this Agreement to persons include references to bodies corporate and references to the singular include references to the plural and vice versa.

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(ii)	References to Recitals and Clauses are to the recitals and clauses of this Agreement, a reference to a sub-clause is to the relative numbered sub-clause in the Clause in which the reference appears and a reference to a paragraph is to the relative numbered paragraph of the sub-clause in which the reference appears.

(iii)	In this Agreement, (save as otherwise expressly stated herein) references to any statute or statutory provision includes a reference to that statute or statutory provision as from time to time amended, extended or re-enacted.

(iv)	All references in this Agreement in relation to any time, date or period shall mean Hong Kong time.
(C)	Headings

Headings are for convenience only and shall not affect the interpretation of this Agreement.
2.	The Sale of Shares

Subject to the terms of the Agreement and in consideration of the Consideration Shares, the Vendor shall sell as beneficial owner (and/or the Vendor shall cause its nominee to transfer the legal ownership of the Sale Shares held by it as a nominee on trust in favor of the Vendor) and the Purchaser in reliance on the Terms and Conditions and Warranties herein contained shall purchase the Sale Shares free from all liens, charges and encumbrances and together with all rights now or hereafter attaching thereto including all dividends and distributions declared, made or paid on or after the date of this Agreement.

3.	Terms and Conditions

3.1	Completion of Sale
(A)	Subject to the relevant Special Resolution being passed at the 2005 Meeting of Shareholders of the Purchaser approving the sale and purchase of the 51% interest in FSD, completion shall take place on the Sale Completion Date before 5:00 p.m. at such time as the Parties may agree.

(B)	To the extent physical delivery or document exchange is required, Sale Completion under sub-clause (A) above shall take place at the office of the Purchaser at Room 2413, 24th Floor, Shui On Centre, 8 Harbour Road, Central, Wanchai, Hong Kong or such other venue as the Parties may agree.

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3.2	Obligations of the Parties

(A)	Purchaser’s Obligations

Subject to the performance by the Vendor of its obligations under sub-clause (B) below, within 10 days after Sale Completion, the Purchaser shall deliver to, or procure the delivery to, the Vendor or as it may direct, the relevant share certificates for the Consideration Shares.

(B)	The Vendor’s Obligations
(i)	Against compliance by the Purchaser with its obligations pursuant to Clause 3.2(A), on the Sale Completion Date, the Vendor shall deliver the relevant instrument of transfer duly executed by the authorized person of the Vendor or the nominee of the Sale Shares, to the Purchaser and procure the issuing of the new share certificate in respect of the Sale Shares to the Purchaser or to the Purchaser’s nominated receiving agent, and the Purchaser agrees that the delivery of the relevant instrument of transfer thereof shall constitute a complete discharge of the Vendor’s payment obligations in respect of the Consideration Shares; and

(ii)	(if applicable) the Vendor shall as soon as reasonably practicable after the Sale Completion, arrange for payment of any stamp duty and prescribed fees for the transfer of the Sale Shares.
3.3	Further Undertakings

(A)	Purchaser’s Undertakings

In consideration of the Vendor entering into this Agreement and agreeing to perform its obligations hereunder, the Purchaser hereby undertakes to the Vendor to provide the Vendor, at its request, with all such information known to it or which on reasonable enquiry ought to be known to it and relating to the Purchaser and/or the Group as may be reasonably required by the Vendor in connection with the transactions contemplated or arising under this Agreement for the purposes of, without limitation, complying with all requirements of applicable law (including any due diligence defences) or of the rules and regulations of the NASDAQ stock exchange or any applicable regulatory bodies; and

(B)	Vendor’s Undertakings
(i)	The Vendor hereby undertakes to the Purchaser to submit to the applicable regulatory authorities as and when it is required to do so, such information which it may have regarding the Vendor as the applicable regulatory authorities may require.

(ii)	The Vendor hereby further undertakes to the Purchaser that the Board of Directors of FSD shall remain unchanged prior to the Sale Completion and will not nominate any director to the board of director of the Purchaser after the Sale Completion.

Annex B
4.	Warranties and Indemnity

(A)	Warranties, Representations and Undertakings

The Vendor hereby warrants, represents and undertakes to the Purchaser (and the Purchaser acknowledges that the Vendor has not been induced to enter into this Agreement) as follows:
(i)	the Sale Shares are duly allotted and fully paid up, and the Vendor is the beneficial owner of the Sale Shares, and it has the authority, power and capacity to enter into this Agreement and to sell the Sale Shares pursuant to this Agreement;

(ii)	this Agreement constitutes and the other documents to be executed by the Vendor which are to be delivered at Sale Completion will, when executed, constitute valid, legal, binding and enforceable obligations of the Vendor in accordance with their respective terms;

(iii)	the execution and delivery of, and the performance by the Vendor of its obligations under, this Agreement do not and will not:
(a)	result in a breach of any provision of its memorandum of association and bye-laws or articles of association (as the case may be) of the Vendor;

(b)	result in a breach of, or constitute a default under, any agreement or instrument to which the Vendor is a party or by which it is bound; or

(c)	result in a breach of any order, judgment or decree of any court or governmental agency to which the Vendor is a party or by which it is bound;
(iv)	the particulars relating to the Vendor and FSD as set out in the recitals are true and correct;

(v)	the Sale Shares are being sold hereunder free from all liens, charges, encumbrances and third-party rights of whatever nature and shall rank pari passu in all respects with all the other Shares in issue as at Sale Completion and in particular shall rank in full for all dividends and other distributions declared, made or paid thereafter;

(vi)	all published information regarding FSD (including its financial results) are true, accurate and not misleading;

(vii)	all public information and facts given to the Purchaser in relation to the Sale are true, accurate and not misleading and the Vendor has not withheld any other information or facts the omission of which will make the information or facts given to the Purchaser incorrect or misleading and the Vendor shall notify the Purchaser forthwith in writing should such omission or inaccuracy first come to the attention of the Vendor; and

Annex B
(B)	Period

The representations and warranties set out in Clause 4 are given as at the date hereof and shall be deemed to be repeated by the Vendor on each day up to and including the date of Sale Completion as if given or made on such date, with reference in each case to the facts and circumstances then subsisting. The Vendor undertakes up to and until completion of this Agreement or its earlier termination to notify the Purchaser of any matter or event coming to its attention prior to Sale Completion which would or would reasonably be considered to render or have rendered any of the representations and warranties made by it set out in Clause 4 untrue, inaccurate or misleading in any material respect.

(C)	Indemnity

The Vendor undertakes with the Purchaser that it shall on demand hold the Purchaser fully and effectively indemnified against all losses, claims, damages, liabilities, costs or expenses of whatever nature (except those arising out of or as a result of any fraud, willful default or gross negligence on the part of Purchaser or any material breach by the Purchaser of its obligations under this Agreement) which it may suffer or incur or which may be brought against or incurred by it arising out of or as a result of the performance by it of its obligations under this Agreement and any breach by the Vendor of any of the warranties or any other obligations of the Vendor under this Agreement.

(D)	Full Force and Effect

The representations and warranties contained in sub-clauses (A) and (B) and the indemnity contained in sub-clause (C) shall remain in full force and effect notwithstanding Completion and the purchase of the Sale Shares by the Purchaser, as the case may be.

5.	Force Majeure and Termination

(A)	If, at any time prior to 5:00 p.m. on the Sale Completion Date:
(i)	there shall develop, occur, exist or come into effect:
(a)	any change in, or any event or series of events resulting or likely to result in any change in Hong Kong, the PRC or the US national or international financial, currency, political, military, industrial, economic or market conditions (and for the purpose of construing the foregoing any normal market fluctuations shall not be construed as events or series of events affecting market conditions referred to above); or

(b)	any material and adverse change in the conditions of Hong Kong, the PRC, the US or international equity securities or other financial markets; or

Annex B
(c)	the imposition of any moratorium, suspension or material restriction on trading in securities generally on the US stock exchanges due to exceptional financial circumstances or otherwise; or

(d)	any change or development occurs involving a prospective change in taxation or exchange control (or the implementation of any exchange control) in Hong Kong, Bermuda or the PRC or the US or elsewhere;
which, in the opinion of the Purchaser makes it inadvisable or inexpedient to proceed with the Placing; or

(ii)	it comes to the notice of the Purchaser any matter or event rendering any of the Vendor’s representations and warranties in any material respect to be untrue, inaccurate or misleading or as having been breached (“Breached Warranty”) and if the Purchaser considers that the Breached Warranty to have a materially prejudicial effect on the Placing, then the Purchaser may give written notice to the Vendor to terminate this Agreement with immediate effect.
(B)	Upon the termination of this Agreement pursuant to the provisions of sub-clause (A) above, each of the Parties shall cease to have any rights or obligations under this Agreement, save in respect of the provisions of this Clause and Clauses, 5(A), 8 and 10, and any antecedent breaches of this Agreement or any rights or obligations which may have accrued under this Agreement prior to such termination.

6.	Announcements

Prohibition

None of the Parties hereto shall, directly or indirectly, make any public announcement or communication in relation to the Placing without the prior approval of the other Parties and except where such announcement or communication is required by laws and regulations applicable to the Vendor and the Company.

7.	Time of Essence

Any date or period mentioned in any Clause may be extended by mutual agreement between the Vendor and the Purchaser, but, as regards any date or period originally fixed or any date or period so extended as aforesaid, time shall be of the essence.

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8.	Assignment

None of the Parties may assign or transfer any of their rights or obligations under this Agreement, save that the Purchaser may assign the benefit of the undertaking and warranties given by the Vendor in Clauses 3.2(B), 3.3(B) and 4(A) respectively to the Purchaser.

9.	Notices

(A)	Addresses

All notices delivered hereunder shall be in writing in the English language and shall be communicated to the following addresses and/or facsimile numbers:
If to the Vendor, to:
Room 4301, Central Plaza
18 Harbour Road
Wanchai
Hong Kong
Facsimile: (852) 2858 1544
Attention: Mr. Changshan Zhao
If to the Purchaser, to:
Room 2413, Shui On Center
24/F., 8 Harbour Road
Wanchai
Hong Kong
Facsimile: (852) 3112 8461
Attention: Mr. Michael Siu
(B)	Service

Any such notice shall be served either by hand or by facsimile. Any notice shall be deemed to have been served, if served by hand, when delivered, and if sent by facsimile on receipt of confirmation of transmission. Any notice received on a day which is not a Business Day shall be deemed to be received on the next Business Day.

Annex B
10.	General

(A)	Entire agreement

This Agreement sets out the entire agreement and understanding between the Parties and supersedes and replaces any prior agreements or understandings entered into between the Parties with respect to the matters provided for herein, and none of the Parties has entered into this Agreement in reliance upon any representation, warranty or undertaking of the other Parties which is not set out or referred to in this Agreement.

(B)	Amendment

This Agreement may be amended or supplemented, and any provision hereof may be waived, only in writing by all the Parties or, in the case of a waiver, by the Party waiving compliance.

(C)	Remedies and waivers

No delay on the part of any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of such right, power or privilege, or any single or partial exercise thereof, preclude any further exercise thereof or the exercise of such or of any other right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any Party may otherwise have.

(D)	Severability

If any term or provision of this Agreement shall become or be declared illegal, invalid or unenforceable for any reason whatsoever such term or provision shall be severed from this Agreement and shall be deemed to be deleted from this Agreement provided always that if such deletion materially affects or alters the basis of this Agreement, the Parties shall negotiate in good faith to amend and modify the provisions and terms of this Agreement as may be necessary or desirable in the circumstances.

11.	Governing Law, Jurisdiction and Miscellaneous

(A)	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Hong Kong, for the time being in force and the Parties hereby irrevocably submit to the non-exclusive jurisdiction of the courts in Hong Kong.

Annex B
(B)	Counterparts

This Agreement may be executed by the Parties in counterparts, each of which shall be binding on the Party or Parties who shall have executed it but which shall together constitute one agreement.
Signature page
AS WITNESS the hands of the duly authorized representative of the Parties on the day and year first before written.

SIGNED by	)
ZHAO Chang Shan	)
for and on behalf of	) /s/ Changshan Zhao
Beijing Holdings Limited	)
in the presence of: Michael Siu	)

SIGNED by	)
)
for and on behalf of	) /s/ Xu Qian
Tramford International Limited	)
in the presence of: William Kwok	)

Annex C
Dated the 13th day of September  , 2005
BEIJING HOLDINGS LIMITED
and
TRAMFORD INTERNATIONAL LIMITED

OPTION AGREEMENT
Relating to the Option to purchase the 49% interest
in the share capital of
Future Solutions Development Inc.

Annex C
THIS AGREEMENT is made on the 13th day of September  , 2005
BETWEEN
(1)	BEIJING HOLDINGS LIMITED, a company incorporated in Hong Kong whose registered office and principal place of business is at Room 4301, 43/F., Central Plaza, 18 Harbour Road, Wanchai, Hong Kong (the “Grantor”); and

(2)	TRAMFORD INTERNATIONAL LIMITED, a company incorporated in The British Virgin Islands and having its principal executive offices at Room2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong (the “Grantee”)
WHEREAS:
(A)	The Grantee is a company incorporated in the British Virgin Islands and is listed on the NASDAQ Stock Exchange.

(B)	The Grantor is the beneficial owner of Sale Shares as at the date hereof.

(C)	A Sale and Purchase agreement was entered into between the Parties hereto whereas the Grantee agreed to purchase from the Grantor and the Grantor agreed to sell to the Grantee 51% interest of the entire issued share capital of FSD in consideration of the Grantee issuing 2,233,800 new ordinary shares of Common Stock of US$0.01 each of the Grantee;

(D)	The Grantor has agreed to grant a call option to the Grantee to purchase the remaining 49% interest of the entire issued share capital of FSD on the terms and conditions set out in this Agreement.
THE PARTIES AGREE THAT:
1.	Definitions

1.1	The Schedules and Exhibits to this Agreement shall form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement and any reference to this Agreement shall, unless the context otherwise requires, include such Schedules and Exhibits.

1.2	In this Agreement the following expressions shall, unless the context otherwise requires, have the following respective meanings:

“Agreement”	means this option agreement as amended or varied from time to time by an agreement in writing duly executed by the Parties;

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“Business Day”	means any day (excluding a Saturday) on which banks generally are open for business in Hong Kong;

“Call Option”	means the call option granted by the Grantor to the Grantee whereas the Grantor shall sell the Option Shares to the Grantee in exchange for the Consideration Shares from the Grantee;

“Consideration Shares”	means the common stock of 2,146,200 newly issued ordinary shares of US$0.01 each of the Grantee to be issued by the Purchaser as the consideration in acquiring the 49% interest of FSD from the Vendor upon exercise of the Call Option by the Grantee in accordance with Clause 2 hereof;

“FSD”	means Future Solutions Development Inc., a limited company incorporated in the British Virgin Islands which owns 71.43% equity interest in Zhejiang University (Hangzhou) Innoessen Bio-Technology Limited, a company incorporated in the PRC and is engaged in the research and development, production and sale of chemical extracts from bamboo;

“HK$”	means Hong Kong dollars;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Parties”	means the parties named to this Agreement and their respective successors and permitted assigns;

“Option Period”	12 months from October 21, 2005 or from the date of passing the relevant Special Resolution, whichever the later.

“Option Completion”	means completion of the Call Option in accordance with Clause 3 hereof;

“Option Completion Date”	means the date on which the Option Completion shall take place, being 3 business days following the exercise of the Call Option by the Grantee pursuant to the terms and conditions herein (or such other date as may be agreed in writing between the Parties);

“Option Shares”	means 79,186 shares of US$0.01 each in FSD being 49% of the entire existing issued shares of FSD owned by the Grantor to be sold to the Grantee (and/or such other persons as the Purchaser may direct) upon the exercise of the Call Option by the Grantee in accordance with Clause 2 hereof.

Annex C

“PRC”	means the People’s Republic of China excluding Taiwan, Hong Kong and the Macao Special Administrative Region for the purpose of this Agreement;

“Special Resolution”	means the Special Resolution of Shareholders of the Grantee approving the exercise by the Company to acquire the 49% equity interest in FSD;

“US”	means the United States of America; and

“US$”	means the US dollars.
1.3	Construction and Certain References
(i)	References in this Agreement to persons include references to bodies corporate and references to the singular include references to the plural and vice versa.

(ii)	References to Recitals and Clauses are to the recitals and clauses of this Agreement, a reference to a sub-clause is to the relative numbered sub-clause in the Clause in which the reference appears and a reference to a paragraph is to the relative numbered paragraph of the sub-clause in which the reference appears.

(iii)	In this Agreement, (save as otherwise expressly stated herein) references to any statute or statutory provision includes a reference to that statute or statutory provision as from time to time amended, extended or re-enacted.

(iv)	All references in this Agreement in relation to any time, date or period shall mean Hong Kong time.

(v)	Unless the context otherwise requires, words importing the singular shall include the plural and vice versa; words importing natural person shall include corporations and unincorporated associations and words importing the masculine gender only shall include the feminine gender and the neuter gender.
1.4	Headings in this Agreement are for convenience only and shall not affect the construction of this Agreement.

1.5	Unless the context otherwise requires, words importing the singular shall include the plural and vice versa; words importing natural person shall include corporations and unincorporated associations and words importing the masculine gender only shall include the feminine gender and the neuter gender.

Annex C
2.	Call Option

2.1	In consideration of HK$1.00 paid by the Grantee to the Grantor (receipt whereof is hereby acknowledged), the Grantor hereby grants to the Grantee an option to require the Grantor to sell (“the Call Option”) the Option Shares during the Option Period in consideration of the issue of the Consideration Shares.

2.2	Subject to the relevant Special Resolution being passed at the 2005 Meeting of Shareholders of the Grantee approving the exercise by the Company to acquire the 49% equity interest in FSD, the Grantee may exercise the Call Option by written notice to Grantor given within a period of 3 Business Days prior to the expiry of the Option Period subject to and on the terms hereinafter appearing.

3.	Completion of Call Option

3.1	Upon exercise of the Call Option by the Grantee, the Grantor shall sell the Option Shares free from all rights of pre-emption, options, liens, claims, equities, charges, mortgages, pledges and encumbrances or third party rights of whatever nature whatsoever and with all rights attached, accrued or accruing or becoming attached thereto on and after the date of exercise of the Call Option by the Grantee.

3.2	The completion of the Call Option shall take place on the Option Completion Date before 5:00 p.m. or at such d time as the Parties may agree.

3.3	To the extent physical delivery or document exchange is required, Sale Completion under sub-clause (A) above shall take place at the office of the Grantee at Room 2413, 24th Floor, Shui On Centre, 8 Harbour Road, Central, Wancahi, Hong Kong or such other venue as the Parties may agree.

4.	Obligations of the Parties

4.1	Grantor’s Obligations

4.1.1	After the exercise by the Grantee of the Call Option and against compliance by the Grantee with its obligations pursuant to Clause 4.2.1, on the Option Completion Date, the Grantor shall deliver the relevant instrument of transfer duly executed by the authorized person of the grantor or the nominee of the Option Shares, to the Grantee and procure the issuing of the new share certificate in respect of the Option Shares to the Grantee or to the Grantee’s nominated receiving agent, and the Grantee agrees that the delivery of the relevant instrument of transfer thereof shall constitute a complete discharge of the Grantor’s payment obligations in respect of the Consideration Shares; and

Annex C
4.1.2	(if applicable) the Grantor shall as soon as reasonably practicable after the Option Completion, arrange for payment of any stamp duty and prescribed fees for the transfer of the Option Shares.

4.2	Grantee’s Obligations

4.2.1	On Option Completion and subject to the performance of the delivery obligations of the Grantor under Clause 3.2.1 above, in respect of the title to the Option Shares, the Grantee shall settle the Consideration Shares within 10 business day after the Option Completion, the Grantee shall deliver to, or procure the delivery to, the Grantor or as it may direct, the relevant share certificates for the Consideration.

5.	Further Undertakings

5.1	Grantor’s Undertakings

5.1.1	The Grantor hereby undertakes to the Grantee to submit to the applicable regulatory authorities as and when it is required to do so, such information which it may have regarding the Grantor as the applicable regulatory authorities may require.

5.2	Grantee’s Undertakings

5.2.1	In consideration of the Grantor entering into this Agreement and agreeing to perform its obligations hereunder, the Grantee hereby undertakes to the Grantor to provide the Grantor, at its request, with all such information known to it or which on reasonable enquiry ought to be known to it and relating to the Grantee as may be reasonably required by the Grantor in connection with the transactions contemplated or arising under this Agreement for the purposes of, without limitation, complying with all requirements of applicable law (including any due diligence defences) or of the rules and regulations of the NASDAQ stock exchange or any applicable regulatory bodies; and

6.	Notice

6.1	Notices or other communications required or permitted to be given to any Party pursuant to this Agreement shall be written in English and sent in letter form or by facsimile to the address of such Party set out below or to such other address as may from time to time be designated by such Party through notification to the other parties given in accordance with this Clause.

Annex C
If to the Grantor, to:
Room 4301, Central Plaza
18 Harbour Road
Wanchai, Hong Kong
Facsimile: (852) 2858 1544
Attention: Mr. Changshan Zhao
If to the Purchaser, to:
Room 2413, Shui On Center
24/F., 8 Harbour Road
Wanchai, Hong Kong
Facsimile: (852) 3112 8461
Attention: Mr. Michael Siu
6.2	The dates on which notices shall be deemed to be effectively given shall be determined as follows:–
(a)	notices given by personal delivery shall be deemed effectively given on the day of delivery;

(b)	notices sent by prepaid registered post shall be deemed effectively given on the third business day after the day of posting; and

(c)	notices given by facsimile shall be deemed effectively given on the day of transmission.
7.	Successors and Assigns

7.1	This Agreement shall be binding upon each Party’s personal representatives, successors and assigns.

8.	Waivers and Amendments

8.1	This Agreement may be amended or supplemented, and any provision hereof may be waived, only by an instrument in writing signed by all the parties or, in the case of a waiver, by the party waiving compliance. No delay on the part of any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of such right, power or privilege, or any single or partial exercise thereof, preclude any further exercise thereof or the exercise of such or of any other right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any Party may otherwise have.

Annex C
9.	Costs and Stamp Duty

9.1	Each Party shall bear his/its own costs and disbursements incurred in connection with the negotiation, preparation, execution and Completion of this Agreement.

9.2	Any stamp duty or other government levy or duties payable in respect of the sale and purchase of the Shares under Clause 2 shall be borne and paid by Grantor and Grantee in equal shares.

10.	Time

10.1	Time is of the essence of this Agreement in every respect.

11.	Entire Agreement

11.1	This Agreement (together with the documents referred to herein) constitutes the whole agreement between the parties and supersedes all previous agreements and understandings between the parties.

12.	Governing law and jurisdiction

12.1	The formation, validity, interpretation, execution and settlement of disputes arising out of this Agreement shall be construed in accordance with and governed by the laws of Hong Kong.

12.2	Each Party hereto irrevocably agrees that the courts of Hong Kong shall have jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes which may arise out of or in connection with this Agreement and for such purposes irrevocably submits to the jurisdiction of such courts.

12.3	The submission to the jurisdiction of the courts of Hong Kong shall not (and shall not be construed so as to) limit the right of any Party hereto to take proceedings against the other parties to this Agreement in any other court of competent jurisdiction nor shall the taking of proceedings in any one or more jurisdiction preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.

Annex C
IN WITNESS whereof the Parties hereto have executed this Agreement the day and year first above written.

SIGNED by	)
ZHAO Chang Shan	)
for and on behalf of	) /s/ Changshan Zhao
Beijing Holdings Limited	)
in the presence of: Michael Siu	)

SIGNED by	) )
for and on behalf of	) /s/ Xu Qian
Tramford International Limited	)
in the presence of: William Kwok	)

PROXY CARD

PROXY	PROXY
TRAMFORD INTERNATIONAL LIMITED
(Solicited on behalf of the Board of Directors)
The undersigned holder of Common Stock, revoking all proxies heretofore given, hereby constitutes and appoints Changshan Zhao and Jeff Qian and each of them, Proxies, with full power of substitution, for the undersigned and in the name, place and stead of the undersigned, to vote all of the undersigned’s shares of said stock, according to the number of votes and with all the powers the undersigned would possess if personally present, at the 2005 Annual Meeting of Stockholders of TRAMFORD INTERNATIONAL LIMITED to be held at Room 2413, 24/F, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong, on Friday, October 21, 2005 at 10:00 A.M., Hong Kong time, and at any adjournments or postponements thereof.
The undersigned hereby acknowledges receipt of the Notice of Meeting and Proxy Statement relating to the meeting and hereby revokes any proxy or proxies heretofore given.
Each properly executed Proxy will be voted in accordance with the specifications made on the reverse side of this Proxy and in the discretion of the Proxies on any other matter that may come before the meeting. Where no choice is specified (whether by abstention, broker non-vote or otherwise), the shares are not considered as votes cast FOR all listed nominees to serve as directors and FOR each of the proposals set forth on the reverse side.
(Continued and to be signed on the reverse side)

ANNUAL MEETING OF STOCKHOLDERS OF
TRAMFORD INTERNATIONAL LIMITED
October 21, 2005
Please date, sign and mail your proxy card in the envelope provided as soon as possible.
â    Please detach along perforated line and mail in the envelope provided.     â

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS
AND “FOR” PROPOSALS 2 THROUGH 5.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
1. Election of Directors:

NOMINEES:
☐ FOR ALL NOMINEES	O Changshan Zhao
O Jeff Qian
☐ WITHHOLD AUTHORITY FOR ALL NOMINEES	O Alan Li O Ju Zhang
O Michael Siu
☐ FOR ALL EXCEPT (See instructions below)	O Peter Fu O L. C. Wan
O Meng Wan
O Yezhong Ni
O Weidong Wang
O Xinping Shi
INSTRUCTION:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●
     To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. Proposal to pass the Special Resolution to approve amendments to the Company’s Memorandum and Articles of Association.	☐	☐	☐

3.   Proposal to pass the Special Resolution to approve the acquisition by the
      Company of the 51% equity interest in Futute Solutions Development Inc.
      (“FSD”) and the option to acquire the remaining 49% equity interest in FSD.
	☐	☐	☐

4. Proposal to approve the Company’s 2005 Stock Option Plan.	☐	☐	☐

5. Proposal to ratify the appointment of PricewaterhouseCoopers as the Company’s independent registered public accounting firm for the year ending December 31, 2005.	☐	☐	☐

6. The proxies are authorized to vote in their discretion upon such other matters as may properly come before the meeting.	☐	☐	☐
The shares represented by this proxy will be voted in the manner directed. In the absence of any direction, in respect of Proposal No. 1 and FOR Proposals 2 through 5 (whether by abstention, broker non-vote or otherwise), the shares are not considered as votes cast.
Signature of Stockholder __________      Date: __________          Signature of Stockholder __________       Date: __________
Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the report to be signed on its behalf by the undersigned, threunto duly authorized.

TRAMFORD INTERNATIONAL LIMITED (Registrant) By: /s/ Michael Siu

Name: Michael Siu
Title: Secretary

Date: September 26, 2005